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06012452

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singer NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 12 2006
THOMSON
FINANCIAL

FILE NO. 82- 34635 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/12/06

Exemption Number ~~82-5225~~
82-34635



AR/S
12-31-05

2005 Summary Annual Report

~~Retail Holdings N.V.~~

Incorporated in the Netherlands Antilles
(formerly known as Singer N.V.)

Singer NV

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

April 2006

Exemption Number 82-5225

2005 Summary Annual Report
Retail Holdings N.V.

TABLE OF CONTENTS

INTRODUCTION

Retail Holdings N. V. ("ReHo" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, ReHo became the parent company of several operating companies (the "Operating Companies") formerly owned by The Singer Company N.V. ("Old Singer"). The name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting on August 18, 2005; the name change was required as a consequence of the KSIN Transaction (see below).

The Company is a holding company whose operating subsidiaries and affiliates are engaged in the wholesale and retail distribution of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to qualified customers. The operating units in Asia are all owned, in whole or in part, by Singer Asia Limited ("Singer Asia"), which is a 56.8% owned subsidiary of the Company.

On September 30, 2004, ReHo completed the sale of the Singer worldwide Sewing business and of the ownership of the SINGER® trademark, for a total consideration of approximately $134.6 million, to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes (the "KSIN Notes") and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

As used herein, except as the context otherwise requires, the term "Company" or "ReHo" refers to Retail Holdings N.V. and its subsidiaries and affiliates. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which ReHo exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Code in September 1999.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "U.S.$", "US$", or "$" are to US currency.

The registered office of the Company is located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, NV Adminservice Corporation, located at 333 Westchester Avenue, White Plains, NY 10604. The Company's website is www.retailholdings.com.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to ReHo's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, that you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the US dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein, including, without limitation, elsewhere in this Introduction and in the sections entitled, "Key Information - Risk Factors", "Information About the Company", "Operating and Financial Review and Prospects" and the audited consolidated financial statements referenced in "Financial Statements".

The information included in this Summary Annual Report does not purport to be inclusive of all of the information that might be included in a Form 20-F annual report. It only contains summary information that, in the opinion of management, is most relevant for understanding the Company's financial results during 2005.

As described in greater detail below, it is the Company's intention to no longer provide regular quarterly reports including the information that might be included in a Form 10-Q quarterly report. The Company expects to issue only a Summary Annual Report and a Summary Semi-Annual Report, the latter to include an unaudited, six month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary. See "Key Information – Risk Factors, Limited Disclosure", included herein.

KEY INFORMATION

Selected Financial Data

Set forth below is selected audited consolidated financial data of the Company for the twelve months ended December 31, 2005 and December 31, 2004. See "Financial Statements" included herein.

(000's, except per share amounts)	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004
Operating Data		
Revenues	295,143	260,655
Operating income (loss)	5,574	(3,033)
EBITDA* continuing operations	22,515	9,585
Interest expense	9,836	7,898
Income (loss) from continuing operations	5,477	(8,794)
Net income (loss) applicable to common Shares	5,097	(31,231)
Per Share Data		
Basic earnings (loss) from continuing operations	0.97	(1.17)
Basic earnings (loss)	0.90	(4.16)
Weighted average number of Shares	5,638,631	7,506,167

	As at December 31,	
	2005	2004
Balance Sheet Data		
Current assets	216,931	219,150
Total assets	342,504	335,776
Notes and loans payable	70,675	48,370
Current liabilities	133,329	119,854
Working capital**	83,602	99,296
Long-term debt	46,623	38,359
Total liabilities	258,096	251,895
Shareholders' equity	84,408	83,881

* EBITDA is defined as net income before interest expense, taxes, goodwill impairment, depreciation and amortization.
** Working capital is defined as current assets less current liabilities.

Risk Factors

Risks to the Company are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the "Cautionary Statement With Respect to Forward-Looking Statements".

Economic Trends in the Company's Major Markets May Adversely Impact Results

Purchases of the Company's products are to a significant extent discretionary. Economic downturns and resulting declines in consumption in ReHo's major markets may adversely affect the level of sales and the Company's consolidated results and financial position. Economic conditions and developments in South East Asia and the Indian subcontinent have an important direct and indirect impact on the Company's consolidated results and financial position. Economic developments in these countries may be impacted significantly by exogenous, unanticipated events such as was the case with the Tsunami at the end of 2004 and the Pakistan/India earthquake in November 2005.

ReHo is Subject to the Risks of International Operations

Almost all of the Company's activities are conducted in developing and emerging markets. There are a number of risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights and potential adverse changes in tax regimes. If ReHo is unable to manage the risks inherent in its international activities, this may adversely affect the Company's consolidated results and financial position.

ReHo is Subject to Intense Competitive Pressures

ReHo's operations face a broad range of competitors from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Company. Others may be willing to engage in unethical or illegal business practices that may give them at least a temporary advantage. The competitive environment has become increasingly demanding due to a number of factors, including increased price competition reflecting global over-capacity for most of the products the Company sells, the growth of new, more efficient sales channels such as mass merchants, and the broadening of consumer credit alternatives in certain markets.

Foreign Exchange Fluctuations May Negatively Impact the Company's Results

Local currency denominated financial results in each of the Operating Companies around the world are translated into US dollars by applying the weighted average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into US dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the Company's financial results, as reported in its consolidated profit and loss statements, and the Company's assets and liabilities, as reported in the Company's consolidated balance sheets, are subject to foreign exchange rate fluctuations.

Dependence on Outside Suppliers

ReHo relies on outside suppliers for almost all of the consumer products which it sells. Reliance on outside suppliers could increase the Company's exposure to possible supply disruptions, to the introduction of defective products or inferior parts and to increased competition from competitors sourcing similar products from the same manufacturers.

The Consumer Finance Business is Subject to Non-Performance Risks

Extension of consumer credit is an integral part of ReHo's Retail operations. In most countries, accounts receivable are financed by the local Operating Companies. A significant economic downturn in a market, a loss of critical personnel, changes in local laws or practice or civil disorder, among other factors, could reduce collection performance, impairing the value of ReHo's receivables and negatively impacting the Company's consolidated results and financial position.

The Company's Facilities and Information Systems are Subject to Damage

The Company's facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. As the role of information systems becomes more important in the Company's operating activities, shutdowns of information systems due to disasters, software and hardware defects and computer viruses pose increasing risks. These factors may affect the Company's operating activities, generate expenses relating to physical or personal damage, or may otherwise have a negative impact on the Company's consolidated results and financial position.

The Company's Shares are Currently Quoted Only on the "Pink Sheets"

The Company does not anticipate that its common shares (the "Shares") will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Shares became available on the "Pink Sheets" quotation service in March 2002 and are currently available under the symbol "RHDGF". Brokers should be able to continue trading ReHo's Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file in the Netherlands Antilles. If the Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

Limited Disclosure

The Company is no longer subject to certain provisions of the Reorganization Plan which required the Company to make available to its shareholders and to submit to the SEC certain financial information. Pursuant to the laws and regulations of the Netherlands Antilles, the Company is only required to provide certain information to shareholders on an annual and semi-annual basis. By also providing this information and other shareholder communications to the SEC, the Company's Shares may continue to be traded using the "Pink Sheets" quotation service. The Company also intends to make available that information required by Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, although it is not required to do so. As a result, certain information which had previously been included in the Company's reports to shareholders is not included in this Summary Annual Report and the Company does not intend to include such information in future Summary Annual and Semi-Annual Reports. The Company expects to issue only a Summary Annual Report, including audited consolidated financial data and notes, with limited commentary, and a Summary Semi-Annual Report, including an unaudited, six-month, Consolidated Statement of Operations and Consolidated Balance Sheet, with limited commentary. The decision to discontinue providing quarterly reports and more comprehensive annual and semi-annual reports could make it more difficult for investors to assess the Company and its results and prospects and, thereby, could result in less liquidity for the Company's Shares and prices that may not reflect the Shares' theoretical inherent value.

INFORMATION ABOUT THE COMPANY

Business Overview

ReHo is a holding company whose subsidiaries are engaged in the retail distribution of a wide variety of consumer durable products in selected emerging markets in Asia with consumer credit and other financial services available to qualified customers. In some of the markets where it operates, ReHo is recognized as a leading retailer of products for the home.

Revenues are seasonal, generally increasing somewhat during certain holiday or festival periods. Overall, revenues tend to be slightly higher than average in the fourth quarter and, to a lesser extent, in the first quarter of each year.

ReHo's ongoing business strategy is as follows:

- To grow its Retail business in those emerging markets in Asia with significant growth opportunities and where the Company is already well established, capitalizing on the Company's extensive distribution network, the SINGER® trademark and the offer to customers of consumer credit and other financial services. To realize this growth the Company intends to:

  -Increase the number and variety of distribution points,
  -Significantly broaden the product and financial and other services offering, and
  -Improve and actively promote the credit offer.

- To invest in these and in other Asian markets, in industries and companies that also address the needs of ReHo's customers. This investment may take the form of acquisitions of existing businesses, including competitor businesses, or start-ups.

- To improve operating and financial performance through continued management and organizational changes designed to enhance overall management and efficiency, and by continued implementation of programs to improve product sourcing, strengthen inventory and receivables management, and control selling and administrative costs.

In those countries where ReHo operates, its subsidiaries have for many years been engaged in the distribution of consumer durable products through retail stores and direct selling and, in some markets, through wholesale channels. In these countries, the SINGER® name is recognized by the consumer as a trusted source of reliable, quality products, as well as being identified with specific consumer products that may vary by market. This is a business with significant potential to grow along with these emerging economies and the expansion of their consumer middle class.

In July 2003, ReHo concluded the placement with a private investment fund (the "Fund") of a minority equity interest in the Company's Asian Retail operations. The investment by the Fund was made in Singer Asia, a newly formed subsidiary of the Company, which holds the Company's interests in the Singer Retail Operating Companies in Asia (Bangladesh, India, Indonesia, Pakistan, Philippines, Sri Lanka, Thailand and Vietnam). The Fund acquired a 43.2% equity stake in Singer Asia, paying $30.0 million in cash. Singer retains a 56.8% equity interest in Singer Asia and continues to consolidate the results of these operations.

In September 2004, ReHo completed the sale of the Singer worldwide Sewing business and of the ownership of the SINGER® trademark to KSIN. The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment. Singer Asia continues to have a royalty-bearing license for the SINGER® trademark for non-sewing products in most Asian countries and continues to be the exclusive distributor of SINGER® brand sewing machines in these countries.

Distribution

The Company offers consumer durable products to its customers through three channels of distribution. In Bangladesh, Pakistan and Sri Lanka, ReHo operates nationwide chains of Company retail stores and affiliated agent shops, supplemented in the case of Sri Lanka and Pakistan by an extensive network of wholesale dealers and in Sri Lanka by a very limited number of direct selling agents. Store size ranges from approximately 200 square feet to approximately 13,500 square feet, with the largest stores in Sri Lanka.

In Thailand, distribution primarily is through direct selling sales agents canvassing from depots established throughout the country, with the majority of depots located in provincial centers and rural areas. In Vietnam, distribution is also through direct selling sales agents, with a limited number of depots located in Ho Chi Minh City and the Mekong Delta.

In India, Indonesia and the Philippines, distribution largely is through distributors and dealers, supplemented in India by a small number of Company operated stores. Geographic coverage is very limited in Indonesia, centered around Jakarta and Surabaya, and also is somewhat limited in the Philippines.

The mode of distribution and the number of distribution outlets by country is as follows:

	Stores, Agent Shops Depots	Direct Selling Sales Agents	Distributors and Dealers
Bangladesh	200	-	51
India	19	-	178
Indonesia	-	-	20
Pakistan	127	-	224
Philippines	-	-	203
Sri Lanka	291	44	476
Thailand	261	7,320	-
Vietnam	15	125	4

Products

ReHo is a retailer of a variety of consumer durable products, especially products for the home. Products include: home appliances, such as refrigerators, washing machines, small kitchen appliances and sewing machines; electronic equipment, such as color televisions, DVD players, and portable audio products; and additional consumer products depending on the market, such as motorcycles in Thailand, Sri Lanka and Bangladesh, and home furnishings, such as bedroom, dining room and occasional furniture, in Sri Lanka. New types of products are reviewed and added to the local product offering on a regular basis.

Substantially all of the consumer durable products sold by the Company are sourced from third party manufacturers (either in fully assembled or kit form). ReHo has maintained strong historical relationships with several leading manufacturers.

In some cases, where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Retail Operating Companies. Presently, televisions and motorcycles are assembled in Bangladesh; refrigerators, gas appliances and sewing machines are manufactured and televisions are assembled in Pakistan; refrigerators, furniture, domestic and agriculture water pumps and paddy threshers are manufactured and washing machines and sewing machines are assembled in Sri Lanka; and televisions and sewing machines are assembled in Vietnam. The Company, through a manufacturing affiliate in Bangladesh, also manufactures electric fans.

Historically, each Retail Operating Company independently sourced its consumer durable products. The Company in 2004 introduced a central sourcing program for these products with the objective of realizing pricing and feature improvements. This effort is facilitated by a trend to greater standardization of the product lines throughout the Company's Retail markets. ReHo is also implementing computerized inventory control and related systems in Sri Lanka and Thailand, which, if successful in achieving meaningful efficiencies, will be extended to other Retail operations.

Consumer Credit Operations and Financial Services

Extension of consumer credit has been an integral part of ReHo's Retail operations since shortly after the business was founded over 150 years ago. ReHo's Retail Operating Companies are knowledgeable about extending credit to consumers and collecting the receivables. Consumer credit is a key element of the ReHo Retail system in the emerging markets in which the Company operates, as other forms of credit are less readily available for the middle-to-lower income consumers in these markets, who are the Company's customers, than is the case in more developed countries. In addition to providing a strong impetus for sales, consumer credit continues to be a profitable element of the Retail business, representing approximately 17.7% of the Company's total revenues.

The Company's credit activities generate installment accounts receivable which range from three to 48 months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. These accounts receivable generally are financed by the local Retail Operating Companies. It is the Company's policy, to the extent feasible, to finance such accounts receivable by borrowing funds in the country where such accounts receivable originate. The Company had a total of 833,200 active installment accounts as of December 31, 2005, with a total installment accounts receivable, net of provision, of $208.7 million.

ReHo, through its Retail Operating Companies, also offers a variety of consumer protection plans, including extended warranties, protection against product loss or damage due to fire, theft or natural calamities and debt forgiveness in the event of the death or other extraordinary interruption in the customer's repayment ability.

The Company, through a finance company subsidiary in Sri Lanka and a finance company affiliate in the Philippines, helps promote dealer and related consumer financing in these markets. Through financial services affiliates in Bangladesh and Sri Lanka, the Company also is engaged in leasing, merchant banking and funds management.

Principal Retail Operating Companies

ReHo's principal Retail Operating Companies are located in the following countries (in order of revenues):

Thailand (2005 Revenues: $122.5 million)

Singer Thailand Public Company Limited ("Singer Thailand") operates 258 SINGER® direct selling locations and three retail stores. The direct selling locations, which are primarily located in non-urban areas, serve primarily as a base for canvassers (direct selling agents) who sell door-to-door, and as local warehouses. More than 7,300 canvassers are employed by the Singer Thailand operation. Sales of Singer Thailand during 2005 were $87.6 million; ECC (Earned Carrying Charge or interest and service fees on installment contracts) was $34.9 million.

Singer Thailand has a small, but still significant given the size of the market, market share across several consumer durable product categories, including a 4% share of the refrigerator market, a 7% share of the washing machine market, a 3% share of the television market, and a 5% share of the motorcycle market, as well as an 8% market share in consumer sewing machines. In 2005, sales of motorcycles exceeded 95,000 units, representing about 57% of the value of Singer Thailand's total sales. Singer Thailand is now one of the top three appointed dealers in the country distributing Kawasaki, Suzuki, Tiger and Yamaha models. Sales of non-sewing consumer durables represent approximately 98% of Singer Thailand's total sales. Most of the consumer durable products sold by Singer Thailand, other than motorcycles, are SINGER® branded; all of the motorcycles sold by Singer Thailand are sold using third party brands.

Singer Thailand was honored during 2004 to receive the coveted Garuda award from the King of Thailand for the company's contribution to the social welfare of the people of Thailand.

Singer Thailand's strategy is to seek to grow sales, particularly from the sale of home appliances, electronics and consumer protection plans, while improving credit collection performance. A new direct selling model, "Singer Direct Plus", offering a variety of popular brands in addition to SINGER®, with greater supervision of the sales agents and credit process, was successfully introduced in 2004. The model is now being rolled out as it appears to generate a better sales product mix and improved credit collection performance as compared with Singer Thailand's traditional direct selling model. Singer Thailand has also recently introduced a call center to attract new customers who might otherwise not be visited by a canvasser and is introducing a new, more centrally controlled credit granting process.

Sri Lanka (*2005 Revenues: $108.2 million*)

Singer (Sri Lanka) Limited ("Singer Sri Lanka") operates 138 SINGER® retail stores, including 7 "Mega Stores", one of which is the largest department store in the country, and has an additional 133 SINGER® agent shops. The company, during 2004, also introduced two new channels of distribution, with 11 Sisil® retail stores now offering a somewhat different brand and product mix and 9 Modern Homes® furniture showrooms. (Sisil® is a Sri Lanka heritage brand that was previously acquired by Singer Sri Lanka.) In addition, Singer Sri Lanka has more than 293 independent SINGER® and 183 independent Sisil® dealers (some dealers carry both lines). Sales of Singer Sri Lanka during 2005 were $94.0 million; ECC was $14.2 million.

Singer Sri Lanka is the largest retailer in Sri Lanka of consumer durables for the home, and has a very significant market share across several product categories, including a 48% market share in refrigerators, a 33% market share in washing machines and a 35% market share in televisions, as well as a 76% market share in consumer sewing machines. Sales of non-sewing consumer durables represent 86% of Singer Sri Lanka's total sales. Products traditionally have been sold under the SINGER® brand, but the operation has recently introduced new brands for certain products, often under exclusive brand distribution arrangements, including Akai®, Hitachi®, TCL® and Whirlpool®. The company plans to continue to expand this program as appropriate. A multi-brand strategy is employed in the Mega Stores.

Singer Sri Lanka's strategy is to seek to further boost sales, building on the substantial growth of the last several years, by broadening and improving the product and brand offering and increasing the number of sales locations. The addition of three motorcycle brands, one of which is exclusive to Singer Sri Lanka, is expected to contribute significantly to sales growth. To boost credit earnings, longer credit terms are being offered and a personal loan program has been introduced. Singer Sri Lanka is also actively promoting the sale of consumer protection plans. The company is considering acquisitions in related industries and extensions of its financial services activities to address other needs of ReHo's customer base.

Singer Sri Lanka (together with the Company) owns controlling stakes (50.4% (increased after year end to 54.3%) and 83.6%, respectively) in two Sri Lanka, publicly listed, manufacturing companies: Regnis (Lanka) Limited, a manufacturer of refrigerators and assembler of washing machines; and Singer Industries (Ceylon) Ltd., a manufacturer of sewing cabinets and security systems and assembler of sewing machines. Singer Sri Lanka (together with the Company) also owns significant stakes (50%, 30% and 20%, respectively) in three financial services companies: First Capital Ltd., a merchant bank; Commercial Leasing Co., Ltd., a financial leasing company; and Commercial Fund Management (Pvt.) Ltd., a unit trust manager. Singer Sri Lanka owns 100% of Singer (Sri Lanka) Finance Company Ltd., a finance company subsidiary with a deposit-taking license.

Bangladesh (*2005 Revenues: $26.8 million*)

Singer Bangladesh Limited ("Singer Bangladesh") operates 200 SINGER® retail stores and agency shops. The company is the largest retailer in Bangladesh of consumer durables for the home and has significant market shares across several product categories, including a 25% market share in refrigerators, a 15% market share in washing machines and a 23% market share in televisions, as well as a 13% market share in consumer sewing machines. Sales of non-sewing consumer durables represent approximately 96% of Singer Bangladesh's total sales. Substantially all products are currently sold under the SINGER® brand name.

Singer Bangladesh's strategy is to seek to boost revenues by: increasing the number and size of the company's sales locations; by improving and broadening the product and brand offering; by more aggressively promoting credit and the sale of consumer protection plans and extended warranties; and by additional sales promotion, including the first widespread distribution in Bangladesh of sales catalogues. Singer Bangladesh began during 2005 to offer non-SINGER® branded home appliances, electronics and motorcycles, some of which are being sold under exclusive brand distribution arrangements. Singer Bangladesh has invested in a wire and cable manufacturing facility that will commence production in 2006.

Singer Bangladesh owns significant stakes (45% and 40%, respectively) in a financial leasing company, International Leasing and Financial Services, Ltd., and in a manufacturer of electric fans, Electrical and Systems Services Company Ltd.

Pakistan (2005 Revenues: $19.2 million)

Singer Pakistan Limited ("Singer Pakistan") operates 127 SINGER® retail stores, supplemented by more than 224 independent dealers. The stores sell a broad range of consumer durable products with the emphasis on televisions, refrigerators and freezers, gas appliances, washing machines and sewing machines. Sales of non-sewing consumer durables make up about 89% of Singer Pakistan's total sales. Most products are currently sold under the SINGER® brand name although other well-known brand televisions and white goods have recently been introduced.

Singer Pakistan's strategy is to seek to boost sales by expanding and improving the product and brand offering, increasing the number of sales locations, and promoting more aggressively including through the first widespread distribution in Pakistan of sales catalogues. Singer Pakistan was the first company in Pakistan to manufacture or sell "green gas" refrigerators and freezers. The company is also seeking to boost credit earnings by offering longer credit terms and somewhat easier credit, and to promote the sale of family protection plans.

India (Consolidated 2005 Revenues: $7.2 million)

ReHo presently operates two companies in India, Brand Trading (India) Pvt. Ltd. ("BT India"), a 100% owned (through Singer Asia) subsidiary, and Singer India Limited ("Singer India"), a 49.6% owned (through Singer Asia) public company, affiliate. BT India was established in 2005 to operate a new wholesale business. The company purchases SINGER® and Merritt® brand consumer sewing machines from Singer India and purchases SINGER® industrial sewing products directly from KSIN, which it on sells to consumer sewing product dealers and government agencies in the South of India and to industrial sewing product dealers and military canteens throughout India. BT India does not operate any retail locations; the company does not sell any non-sewing products.

Singer India's business was restructured in 2005 also to be largely a wholesale business. The company sources SINGER® and Merritt® brand consumer sewing machines from suppliers in India and from KSIN, which it on sells to BT India and to a distributor with dealers in the northern, eastern, and western regions of India. The company also sources small appliances from third-party vendors for sale to its distributor for on sale throughout India. Singer India also continues to operate 19 SINGER® retail stores in attractive locations in India. Sales of sewing products represent about 90% of Singer India's total sales.

Singer India incurred substantial losses in the period prior to its business restructuring during 2005. In May 2005, Singer India was registered as a "Sick Company" by the BIFR pursuant to the Sick Industrial Company's (Special Provisions) Act 1985 of India; this registration provides certain legal protection against creditors. There can be no assurance that BIFR registration or any other steps being taken by Singer India will permit the necessary successful financial restructuring of that company. The survival and restructuring of Singer India will require the support and assurances of Singer India's banks and other stake holders, whose support has so far not been forthcoming. ReHo has not guaranteed any debt or other obligations of Singer India, is no longer the majority shareholder or in control of Singer India, and has no legal obligation to provide any financial support to Singer India.

Other

Countries covered by other Singer Retail Operating Companies include the Philippines *(2005 Revenues: $7.6 million)*, Indonesia *(2005 Revenues: $1.0 million),* and Vietnam *(2005 Revenues: $0.8 million).*

Licensing

The Company has royalty bearing licensing arrangements with third parties covering the distribution of SINGER® brand non-sewing products in geographic areas where the Company has the exclusive license to use the SINGER® trademark in connection with such products and where it does not presently have its own Retail operations, including in Malaysia and Australia. These arrangements generally allow the licensee to apply the SINGER® trademark to specified consumer durable products, other than sewing machines, subject to appropriate quality and other standards. Typically, these arrangements provide for a percentage royalty payment based on sales, and a minimum annual royalty. The Company continues to look for new opportunities in the Retail licensing field.

Organizational Structure

ReHo's significant Operating Companies are as follows:

Name	Country of Incorporation	ReHo's Voting Interest (%)	ReHo's Economic Interest %*
Brand Trading (India) Pvt. Ltd.	India	100.0	56.8
Singer Asia Sourcing Limited	British Virgin Islands	100.0	56.8
Singer Bangladesh Limited	Bangladesh	80.0	45.4
Singer India Limited	India	49.6	28.2
Singer Indonesia Limited	Indonesia	68.0	38.6
Singer Pakistan Limited	Pakistan	70.0	39.8
Singer Philippines Inc.	Philippines	100.0	56.8
Singer (Sri Lanka) Limited	Sri Lanka	81.0	46.0
Singer Thailand Public Company Limited	Thailand	50.7	30.3
Singer Vietnam Limited	Vietnam	51.0	29.0

* Reflects that the ownership of these companies is through Singer Asia, in which a third-party has a 43.2% minority interest.

Five of ReHo's significant Operating Companies are publicly listed. The companies, their listing location, their total market value and the market value of Singer Asia's stake (in turn, 56.8% owned by ReHo) are as follows:

Company	Listing	Market Value at December 31, 2005 ($ millions)	Value of Singer Asia's Holding at December 31, 2005 ($ millions)
Singer Bangladesh Limited	Dhaka and Chittagong	25.2	20.2
Singer India Limited	Delhi and Mumbai	2.9	1.5
Singer Pakistan Limited	Karachi and Lahore	20.1	14.1
Singer (Sri Lanka) Limited	Colombo	29.4	23.9
Singer Thailand Limited	Bangkok	27.2	14.5

Offices

ReHo and its Operating Companies maintain management or administrative offices in the following locations:

Asia	North America
Dhaka, Bangladesh	Toronto, Ontario, Canada
Hong Kong, China	White Plains, New York, USA
New Delhi, India	
Jakarta, Indonesia	
Karachi, Pakistan	
Manila, Philippines	
Colombo, Sri Lanka	
Bangkok, Thailand	
Ho Chi Minh City, Vietnam	

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the twelve months ended December 31, 2005. This section contains forward-looking statements that are subject to the "Cautionary Statement With Respect To Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein.

Results Of Operations

Year Ended December 31, 2005 and December 31, 2004

For the year ended December 31, 2005, the Company reported consolidated revenues of $295.1 million compared to $260.7 million for the same period in 2004, an increase of $34.4 million or 13.2%. The increase in revenues is primarily due to strong retail sales at almost all of the major Retail operating units in Asia, particularly in Sri Lanka, Thailand, Pakistan and Bangladesh. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown a 20.7% revenue increase for the year.

The Company's revenues for the year ended December 31, 2005 included $52.2 million of finance earnings on consumer credit sales compared to $40.6 million for the same period in 2004. The increase in finance earnings is due primarily to increased credit sales in Sri Lanka, Thailand and Pakistan as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the year ended December 31, 2005 was $115.1 million, representing a gross profit as a percentage of revenues of 39.0%, as compared to $100.1 million and a gross profit percentage of 38.4% for the year ended December 31, 2004.

Selling and administrative expenses for the year ended December 31, 2005 were $109.5 million, representing 37.1% of revenues, as compared to $103.2 million and 39.6% of revenues for the year ended December 31, 2004. The decrease in selling and administrative expenses as a percentage of revenues is primarily due to a reduction in corporate overhead expense.

Operating income for the year ended December 31, 2005 was $5.6 million as compared to a loss of $3.0 million for the same period in 2004, while EBITDA from continuing operations were $22.5 million and $9.6 million, respectively. The $8.6 million increase in operating income and $12.9 million increase in EBITDA are due to improved performance at the operating units, particularly in Sri Lanka and the Philippines, coupled with a reduction in Corporate overhead expense and decreased losses in India.

Interest expense was $9.8 million and $7.9 million for the years ended December 31, 2005 and 2004, respectively. The increase in interest expense reflects the increased financing required to support the increased installment receivables as a result of higher sales and promotion of credit in Thailand, Sri Lanka and Pakistan.

Equity earnings from Operating Affiliates were $0.6 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively. The $0.5 million improvement is primarily due to lower losses at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $3.0 million and $2.6 million for the years ended December 31, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues at Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia.

Miscellaneous other income was $22.1 million for the year ended December 31, 2005 as compared to other income of $8.8 million for the same period in 2004. During the second half of 2005, the Company reduced its ownership interest in Singer India from 62.6% to 49.6% through open market sales of Singer India's shares. The consequent deconsolidation of Singer India resulted in a gain of $11.1 million reflecting the reversal of losses previously recorded for Singer India that exceeded the Company's investment and exposure in Singer India.

Other income in 2005 also includes: $9.7 million from settlement of the Company's liabilities to and distribution of the residual assets of Singer Exports, a subsidiary of Old Singer, on its liquidation; $2.8 million of interest income from cash investments and the KSIN and Jamaica Notes receivable; a $1.1 million gain resulting from a favorable legal settlement of an outstanding obligation; and a $0.4 million gain on sale of property. These gains were partially offset by $1.4 million in legal settlements, principally relating to a discontinued operation in Mexico, and foreign exchange losses of $1.1 million.

Other income in 2004 included: a $6.5 million gain recorded when the Company paid $11.0 million as full and final settlement of a $17.5 million debt obligation of a subsidiary; $1.0 million in net gains on sales of property, primarily in Thailand and Indonesia; $0.8 million of interest income from cash investments and the KSIN Notes receivable; and $0.3 million in foreign exchange gains.

Provision for income taxes amounted to $4.3 million and $5.5 million for the years ended December 31, 2005, and 2004, respectively. The lower tax provision in 2005, despite the shift in pre-tax income from loss in 2004 to income in 2005, is primarily due to the other income of $11.1 million from the reversal of losses previously recorded in Singer India for which there was no tax expense as compared to the significant losses incurred in India in 2004, for which there was no corresponding tax benefit. Also, in 2005 there was no requirement to adjust the valuation reserve for deferred taxes, while in 2004, there was a $1.1 million write down of the deferred tax assets in India and the Philippines.

Minority interest share in income was $5.8 million for 2005 compared to minority interest share in losses of $1.2 million for 2004. The increase in minority interest share in income is primarily due to the increased net income at Singer Asia as compared to a loss at Singer Asia the prior year.

The Company's income from continuing operations for the year ended December 31, 2005 was $5.5 million as compared to a loss of $8.8 million in 2004. The improvement of $14.3 million is primarily due to the increase in operating income coupled with the increase in miscellaneous other income and decrease in the income tax provision, which was partially offset by the increase in minority interest share in income.

Loss from discontinued operations for the years ended December 31, 2005 and 2004 was $0.4 million and $22.4 million, respectively. The loss in 2005 was due to the loss on the sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the post closing purchase price adjustment relating to the KSIN transaction, which resulted in a gain of $2.3 million. The loss from discontinued operations in 2004 was primarily due to the loss on sale of the Sewing business and trademark of $36.6 million, largely reflecting an impairment charge, primarily goodwill associated with the SINGER® trademark, which was partially offset by earnings from operations of the Sewing business and trademark prior to sale of $12.8 million.

The net income available to Shares was $5.1 million for the year ended December 31, 2005 as compared to a net loss of $31.2 million in 2004. This is equivalent to basic and diluted income per Share of $0.90 and $0.87 in 2005, respectively, as compared to basic and diluted loss per Share of $4.16 in 2004.

Liquidity and Capital Resources

Year Ended December 31, 2005

For the year ended December 31, 2005, the Company had a net cash outflow from operations of $51.3 million. This was primarily due to a $31.8 million increase in account receivables and installment receivables due more than one year, net of provision for doubtful accounts, a $6.1 million decrease in accounts payable and accrued expenses, a $6.6 million increase in inventories and a $5.8 million increase in other current assets. The increase in accounts receivable and installment receivables due more than one year reflects the strong growth in sales and increased promotion of consumer credit.

Net proceeds from investing activities was $1.2 million, which consisted of proceeds of $2.7 million from the sale of Singer Jamaica, $1.8 million from the purchase price adjustment for the KSIN transaction and $0.6 million from sale of property, which was offset, in part, by capital expenditures of $4.1 million. The increase in notes and loans payable amounted to $26.4 million while additions to long-term debt, net of repayments, totaled $21.5 million.

Purchase of treasury stock and options, net of proceeds from stock options exercised, utilized $5.5 million. As a consequence of these purchases and the exercise of options, shares issued and outstanding declined from 5,984,375 as of December 31, 2004 to 5,173,271 as of December 31, 2005, and unexercised options outstanding declined from 675,764 as of December 31, 2004 to 325,000 as of December 31, 2005. Dividend payments by subsidiaries to minority shareholders totaled $1.5 million. The net effect was a decrease in cash and cash equivalents by $6.8 million to $33.2 million at December 31, 2005.

For a discussion of liquidity and capital resources during 2004, see the Company's 2004 Annual Report, dated April 2005.

Working capital as of December 31, 2005 of $83.6 million showed a decrease of $15.7 million from the $99.3 million of working capital as at December 31, 2004. This decrease was primarily due to the increase in installment receivables due in excess of one year, especially in Thailand, which receivables are not included in working capital.

ReHo's tangible net asset value on an unconsolidated basis at December 31, 2005 was $69.0 million, equivalent to $12.75 a Share on a fully diluted basis. The underlying tangible assets and liabilities are as follows (in US$000):

Assets:	
Cash and cash equivalents	14,565
Other current assets	2,896
	17,461
Investment in Singer Asia at book value	74,407
Other assets including the KSIN and Jamaica Notes	19,717
Total Assets:	111,585
Liabilities:	
Current liabilities	10,406
Minority interest in Singer Asia	32,144
Total Liabilities:	42,550
Net Tangible Assets:	69,035

Neither the Company nor any of its Operating Subsidiaries were in default with respect to any interest or principal payments under any of their lending arrangements.

Research and Development

The Company does not carry out significant research and development, thus amounts spent on research and development for the years ended December 31, 2005 and 2004 were not material.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial condition or results of operation. The amount spent on environmental and pollution matters were not material for the years ended December 31, 2005 and 2004.

Market Risks

The Company is exposed to market risk, including changes of foreign exchange rates and interest rates. The Company does not presently have any derivative financial instruments outstanding. The Company does not hold or issue financial instruments for trading purposes.

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated assets and liabilities, and revenues and expenses. Primary currency exposures include the currencies of Thailand and the Indian subcontinent countries (Sri Lanka, Bangladesh, Pakistan and India).

The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. At present, the Company has no material foreign exchange forward contracts outstanding.

The Company's exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company does not presently have any interest rate swaps or options outstanding to hedge these risks. The Company has short-term and long-term debt obligations with both variable and fixed interest rates.

Accounting Policies

The significant accounting policies used by the Company in preparing its consolidated financing statements are described in Note 2 – Summary of Significant Accounting Policies of the consolidated financial statements included herein, and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing the financial statements. Recent accounting pronouncements are also described in that Note.

The Company's financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates are based on management's application of accounting policies, historical experience and assumptions that are believed to be reasonable.

DIRECTORS, CORPORATE OFFICERS AND EMPLOYEES

Board of Directors

The Board of Directors of the Company had consisted of nine directors, divided into three classes, with each director serving a three-year term regardless of class. Following the Company's Annual General Meeting on August 18, 2005 and the approval at such meeting of the Company's Amended and Restated Articles of Association, the number of directors was reduced to five, deemed to be without class, with each director to serve until the conclusion of the next Annual General Meeting of Shareholders.

The following table sets forth certain information regarding the directors of the Company as of December 31, 2005:

Name	Age	Position
Stephen H. Goodman	61	Chairman of the Board, President and Chief Executive Officer; Director
Antonio Costa	63	Director
Alex Johnston	41	Director
Stewart M. Kasen	66	Director
Malcolm J. Matthews	65	Director

Stephen H. Goodman. Mr. Goodman was appointed Chairman, President and Chief Executive Officer of the Company and a Director effective September 2000. From the beginning of 1998 through that date, he was President and Chief Executive Officer and a Director of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company. Mr. Goodman serves on the boards of a number of ReHo subsidiaries.

Antonio Costa. Mr. Costa is the President and a Director of Singer Produtos Electricos S.A. ("Singer Produtos") and is an officer and director of its various affiliated companies. Singer Produtos and certain of its affiliates, which operate a consumer products distribution business in Portugal and Spain, were acquired from Old Singer in September 2000 by a Portuguese investor group in which Mr. Costa holds a minority equity interest. Prior to the acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an officer and director of various Old Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is the Managing Partner of Fleming Media, a rights and media acquisition fund backed by the Fleming family. Mr. Johnston was a co-founder of Freud Communications, the largest consumer public relations agency in the United Kingdom, where he was Creative Director for many years; Mr. Johnston's major clients at Freud Communications included PepsiCo and Unilever. Mr. Johnston was appointed a Director of the Company in September 2000.

Stewart M. Kasen. Mr. Kasen is the President and Chief Executive Officer and a Director of S&K Famous Brands, Inc. From September 2001 to April 2002, he served as President of Schwarzschild Jewelers. Mr. Kasen also has served as the Chairman, President and Chief Executive Officer of Factory Card Outlet Corp. and Best Products, Co., Inc., as well as President and Chief Executive Officer of Emporium-Capwell Co., and Thalhimer Bros. Co., Inc. Currently, Mr. Kasen serves on the boards of

Gordman's, K2 Inc., Lenox Group Inc. and Markel Corp. Mr. Kasen was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Old Singer during late 1999 and early 2000, managing the program to identify new third-party suppliers of sewing machines. He is the former Managing Director/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews had been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000.

Messrs. Kasen (Chairman), Costa, Johnston and Matthews are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to selection of auditors and audit and accounting matters. Messrs. Matthews (Chairman), Costa, Kasen and Johnston are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits, and also serves as the Stock Option Committee which acts as administrator under the Company's stock option plan.

The Board of Directors has determined that at least one member of the Audit Committee of the Company's Board of Directors, Mr. Stewart M. Kasen, Chairman of the Audit Committee, is an audit committee financial expert, as that term is defined in Regulations under the United States Securities Exchange Act of 1934, as amended.

Corporate Officers

The following information sets forth certain information regarding the officers of the Company as of December 31, 2005.

Name	Age	Position
Gavin Walker	36	Vice President (Chief Executive Officer, Singer Asia)
Hemaka D. S. Amarasuriya	62	Vice President
James P. Kelly	57	Vice President
Kamal Shah	65	Vice President
John P. Cannon	43	Vice President, Treasurer & Secretary
John Nashmi	38	Controller & Chief Accounting Officer
Shirley Chung	47	Assistant Secretary

Gavin J. Walker. Mr. Walker was appointed to his present position in August 2005. He also serves as the President and Chief Executive Officer of Singer Asia Limited, in which the Company has a 56.8% shareholding. Prior to joining the Company, Mr. Walker served as Managing Director of a land banking and trading organization in the United Kingdom and as Managing Director of a company in the consumer insurance business in South Africa. Earlier, he had served as Chief Executive Officer of Profurn Ltd, a South African public company that was a multi-brand retailer of electrical appliances and furniture (including SINGER® brand electrical appliances under license). Mr. Walker serves on the boards of a number of ReHo subsidiaries.

Hemaka D. Amarasuriya. Mr. Amarasuriya was appointed to his present position effective October 2004. Prior to that time he was an area manager for the Company and for Old Singer. He is Chairman and Managing Director of Singer (Sri Lanka) Limited and holds similar positions in its subsidiary and affiliated companies. Currently, Mr. Amarasuriya also serves on the Boards of several public companies in Sri Lanka including Bata Shoe Company of Ceylon Ltd. and National Development Bank Ltd., and is on the Board of a number of ReHo subsidiaries outside Sri Lanka. He is a founder President of the Industrial Association of Sri Lanka and has served on a number of important government and quasi-government bodies. Mr. Amarasuriya has been with the Company for over 32 years.

James P. Kelly. Mr. Kelly was appointed to his present position with the Company effective January 2001. From September 2000 to that date, he was Vice President, East Asia, responsible for specific Retail and Sewing markets in Asia. From May 1999 to September 2000, he was Vice President of Old Singer, responsible for these markets. Mr. Kelly is Managing Director of Singer Thailand Public Company Limited. Prior to joining Old Singer, Mr. Kelly had been associated with Inchcape plc, most recently as Regional Director, Southeast Asia. Mr. Kelly serves on the boards of a number of ReHo subsidiaries and affiliates.

Kamal Shah. Mr. Shah was appointed to his present position with the Company effective January 2001. From September 2000 to that date, he was Vice President, West Asia, responsible for specific Retail and Sewing markets in Asia. Prior to that time he was Vice President of Old Singer, responsible for these markets. Mr. Shah is Chairman and Chief Executive Officer of Singer Pakistan Limited. Mr. Shah also serves on the boards of a number of ReHo subsidiaries. Mr. Shah has been with the Company for over 38 years.

John P. Cannon. Mr. Cannon was appointed to his present position with the Company effective October 2000. Prior to that time, Mr. Cannon held a number of positions with Bankers Trust Company and J.P. Morgan in the United States and Asia, with experience in derivatives/risk management, debt restructuring, asset finance, corporate finance and mergers and acquisitions. Mr. Cannon serves on the boards of a number of ReHo subsidiaries and affiliates.

John Nashmi. Mr. Nashmi was appointed to his present position with the Company effective May 2005. From August 2001 to that date, he was Assistant Controller. Prior to joining the Company, Mr. Nashmi held financial positions in various companies, most recently as Chief Financial Officer of Hitcom Corporation, a U.S. public company. Mr. Nashmi serves on the boards of a number of ReHo subsidiaries.

Shirley Chung. Ms. Chung was appointed to her present position with the Company effective October 18, 2004. Ms. Chung serves on the boards of a number of ReHo subsidiaries. Ms. Chung has been with the Company for over 13 years.

Employees

As at December 31, 2005 the Company and its Operating Companies had approximately 11,400 employees.

The geographic location of employees within the Company is shown in the following table:

	Asia	Americas	Total Company
Operating Companies	11,387	-	11,387
Corporate	5	8	13
Total	11,392	8	11,400

The Company anticipates an increase in the number of Operating Company employees consistent with the growth in the number of sales outlets and direct sales agents. As a cost saving measure, and to better reflect the Company's narrower focus, the number of Corporate employees in the Americas has and will continue to be reduced; the number of Corporate employees in Asia will increase somewhat.

The Company has adopted a Code of Business Conduct that applies to all of its employees including its directors, corporate officers and other key employees. The Company has posted the text of the Code of Business Conduct on the Company's website at www.retailholdings.com.

Compensation

An aggregate of approximately $3.3 million in compensation, including salary and bonus, was paid by the Company to all of its directors and corporate officers as a group (20 persons) in the year ended December 31, 2005. Such amount does not include amounts expended by the Company for automobiles made available to senior management or expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and officers.

The Company adopted a short-term bonus plan for 2005 (the "2005 APA Program") which provided for cash awards to selected employees, with the amount of such awards being based on an assessment of the participants' and their business units' contribution towards achieving the Company's objectives for the year. Employees eligible to participate in the 2005 APA Program included senior corporate officers, general managers of business units and other key managers. The aggregate amount of the 2005 APA Program awards, the award, if any, to the Company's President and Chief Executive, and awards to participants reporting directly to the Company's President and Chief Executive Officer, are subject to review and approval by the Compensation Committee.

Approximately $0.6 million in bonuses are being distributed in 2006 under the 2005 APA Program. Approximately $1.4 million in bonuses were distributed in 2005 under a similar and special bonus plan for the year 2004.

ReHo does not have a pension plan for its corporate officers. Under the terms of Mr. Goodman's extended and amended employment agreement, the Company is obligated at certain dates to purchase annuity contracts in Mr. Goodman's name. Contracts with a surrender value at age 65 of $0.2 million were purchased in 2005.

ReHo maintains a 401(k) profit sharing plan for eligible U.S. employees and a similar plan for its international employees. The principal features of the U.S. plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary, subject to a cap, in accordance with section 401(k) of the Internal Revenue Code. For the year ended December 31, 2005, the Company provided a voluntary employer contribution of 3% of the employees' base salary. The Company paid $0.1 million in respect of such employer contributions. For the year 2006, the Company is also providing an employer contribution of 3% of an employee's base salary.

Director and Employee Share and Option Ownership

As of December 31, 2005, the total number of Shares and options for Shares of the Company beneficially owned by the persons listed above under "Board of Directors" and "Corporate Officers" was 1,537,289, representing approximately 28.0% of the total Shares and options outstanding. To the knowledge of the Company, none of the persons listed above beneficially owns more than 1.0% of the Company's Shares and options outstanding, other than Stephen H. Goodman who beneficially owns 1,411,256 Shares and option for Shares, representing approximately 25.7% of ReHo's total Shares and options outstanding.

The total number of stock options held by Directors and Company Officers as of December 31, 2005, was 299,000, all of which options are now fully vested. Nil options were granted during 2005; 220,764 options were exercised, 27,500 options were repurchased by the Company unexercised, and nil options were forfeited during the year. Mr. Goodman at December 31, 2005 beneficially owned 250,000 options for Shares, which amount is included in the totals for Mr. Goodman above.

ADDITIONAL INFORMATION

Shareholding

The following chart summarizes the Company's share capital as of December 31, 2005:

Class	Shares Authorized	Shares Issued, Outstanding and Fully-Paid	Shares Issued and Outstanding but not Fully-Paid	Par Value per Share
Preferred Shares				
Series A	40	* 0	0	$ 0.01
Other Preferred	999,960	0	0	$ 0.01
Shares	20,000,000	** 5,173,271	0	$ 0.01

* Does not include 40 Preferred Shares classified as Treasury Shares.
** Does not include 3,498,834 Shares classified as Treasury Shares.

Under the terms of the Reorganization Plan, holders of allowed general unsecured claims against Old Singer received substantially all of the Shares of the Company. The initial share distribution was made in November 2001. The final distribution was completed in February 2005.

Pursuant to the terms of the Reorganization Plan, the Company issued to the U.S. Pension Benefit Guarantee Corporation ("PBGC"), 40 shares of Series A Convertible Preferred Stock ("Preferred Stock") with a liquidation preference of $20.0 million. In January 2003, a subsidiary of the Company entered into an agreement to purchase for $3.8 million all of the shares of the Company's outstanding Preferred Stock from the PBGC. The purchase was completed in December 2003. These shares are treated as Treasury Shares for accounting purposes and are not included as outstanding in the Financial Statements.

Under the terms of the Reorganization Plan, certain subsidiaries of the Company held allowed, general unsecured claims against Old Singer and against lquidating subsidiaries of Old Singer who, in turn, also had allowed claims against Old Singer. As a consequence of these claims, and as part of the distribution of the Shares referred to above, and the ultimate wind-up of the liquidating subsidiaries, the Company and its subsidiaries received 1,830,528 Shares. The Shares received by the subsidiaries were transferred to the Company. All of these Shares are treated as Treasury Shares for accounting purposes and are not included as outstanding in the Financial Statements.

ReHo has actively sought to further reduce the number of Shares and options for Shares outstanding. In 2002, 2003 and 2004 the Company and its subsidiaries purchased from certain former third-party creditors of Old Singer their allowed, general unsecured claims against Old Singer, as a result of which the Company ultimately received 251,003 Shares. In 2003, 2004 and 2005 the Company, through negotiated transactions and open market purchases, acquired 1,226,643 Shares, including the purchase of 875,458 Shares in 2005, of which 662,089 Shares were purchased from Singer Exports, a liquidating subsidiary of Old Singer. In 2005, the Company received 190,660 Shares most of which Shares were unclaimed by creditors and were forfeited pursuant to a United States Bankruptcy Court Order. All of these Shares are treated as Treasury Shares for accounting purposes and are not included as outstanding in the Financial Statements.

The Company, in 2004 and 2005, also purchased from current and former directors and employees, 117,750 outstanding vested, but unexercised options, including the purchase of 93,750 options in 2005.

The evolution of the Company's Shares is as follows:

	Number
Opening Share Amount, September 30, 2000	**8,121,828**
Subsidiary claim Shares received	(1,670,732)
Liquidating subsidiary claim Shares received	(159,796)
Share claims purchased	(251,003)
Shares purchased	(351,185)
Options exercised	295,263
December 31, 2004 Balance:	**5,984,375**
Liquidating subsidiary claim Shares purchased	(662,089)
Additional Shares purchased	(213,369)
Brazil creditor unclaimed Shares forfeited	(187,627)
Miscellaneous adjustments	(3,033)
Options exercised	255,014
December 31, 2005 Balance:	**5,173,271**
Vested options remaining outstanding	325,000
Fully Diluted December 31, 2005	**5,498,271**

There are no differences in voting rights among holders of the Shares.

The Company does not have sufficient data at this time to accurately estimate the portion of outstanding Shares which are held in the United States or the current number of record holders in the United States.

The laws of the Netherlands Antilles require disclosure by shareholders of their shareholdings at several levels of percentage holdings in listed and publicly traded companies. A shareholder must disclose his acquisition of shares at the levels of 5, 10, 20, 33 1/3, 50, and 66 2/3% of the aggregate issued and outstanding shares. Such disclosure must be made in writing to the board of directors of a company at its registered address. At the different levels of holdings additional disclosures must be made and/or consent of the board of directors must be obtained before any additional shares may be acquired. No shareholder, other than Mr. Goodman, the Company's Chairman, President and Chief Executive Officer, has made any disclosure in connection with ReHo and this requirement.

To the present knowledge of the Company, it is not directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not presently aware of any arrangements, the operation of which at a subsequent date would result in a change of control of the Company.

Trading

The following table sets forth the high and low sales prices per share of ReHo's Shares on the "Pink Sheets" quotation service for the periods indicated:

	High	Low
Annual highs and lows		
The year ended December 31, 2005	6.94	4.30
The year ended December 31, 2004	7.00	2.00
The year ended December 31, 2003	2.20	0.81
The year ended December 31, 2002	4.50	0.20
Quarterly highs and lows		
The year ended December 31, 2005		
4th Quarter	6.94	6.55
3rd Quarter	6.80	6.25
2nd Quarter	6.60	4.30
1st Quarter	6.45	5.05
Monthly highs and lows		
2006		
March	7.20	6.75
February	7.05	5.60
January	7.00	6.75
2005		
December	6.94	6.60
November	6.94	6.60
October	6.65	6.55

The last reported sale price of the Company's Shares on the "Pink Sheets" quotation service as of April 6, 2006 was $7.00.

Shareholders' Meetings, Articles of Association

All shareholders' meetings are to be held in Curaçao, the Netherlands Antilles.

The annual shareholders' meeting must be held to adopt the financial statements of the Company. Such financial statements and the annual financial report must be prepared within six months after the close of the preceding fiscal year and made available to the shareholders of the Company. Shortly thereafter the financial statements and the annual financial report must be presented to the Annual General Meeting of Shareholders for adoption of the financial statements.

ReHo's Articles of Association are posted on the Company's website at www.retailholdings.com.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Zeven & Associates, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Documents on Display

The Company furnishes certain information to the SEC. It is possible to read and copy the documents so furnished to the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. It is possible to read and copy the documents referred to herein relating to the Plan of Reorganization of Old Singer at the Records Department of the United States Bankruptcy Court for the Southern District of New York, One Bowling Green, New York, New York 10004. Please call the Bankruptcy Court's general reference number, (212) 668-2870, for further information regarding the Records Department. This Report and certain other documents including recent press releases by the Company may also be accessed on the Investors' section of ReHo's website www.retailholdings.com.

RETAIL HOLDINGS N.V.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
TOGETHER WITH AUDITOR'S REPORT

RETAIL HOLDINGS N.V.

INDEX TO FINANCIAL STATEMENTS Page



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of Retail Holdings N.V.

We have audited the consolidated balance sheets of Retail Holdings N.V., (a Netherlands Antilles company, the "Company") and subsidiaries as at December 31, 2005 and December 31, 2004 and the consolidated statements of earnings, retained earnings and cash flows for the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Singer (Sri Lanka) Ltd. and Singer Bangladesh Ltd., both majority-owned subsidiaries as of and for the year-ended December 31, 2005, which combined had total assets and total revenues of 32 percent and 46 percent of the related consolidated totals as of and for the year ended December 31, 2005. For the year ended December 31, 2004, we did not audit the financial statements of Singer (Sri Lanka) Ltd. and Singer Bangladesh Ltd., which combined statements had total assets and total revenues of 25 percent and 42 percent of the related consolidated totals as of and for the year ended December 31, 2004. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based solely on the reports of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, these consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Retail Holdings N.V. and subsidiaries as at December 31, 2005, and the consolidated results of its operations and its cash flows for the years ended December 31, 2005 in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 6, 2006

RETAIL HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2005	2004
REVENUES		$ 295,143	$ 260,655
COST OF REVENUES		180,096	160,538
Gross profit		115,047	100,117
SELLING AND ADMINISTRATIVE EXPENSES		109,473	103,150
Operating income (loss)		5,574	(3,033)
OTHER INCOME (EXPENSE):			
Interest expense		(9,836)	(7,898)
Equity in earnings from operating affiliates		588	75
Royalty expense		(2,951)	(2,608)
Other, net	19.	22,133	8,846
Total other income (expense)		9,934	(1,585)
Income (loss) from continuing operations before provision for income taxes and minority interest		15,508	(4,618)
PROVISION FOR INCOME TAXES	13.	4,257	5,456
MINORITY INTEREST SHARE IN INCOME (LOSS)		5,774	(1,280)
Income (loss) from continuing operations		5,477	(8,794)
DISCONTINUED OPERATIONS	20.		
Income from operations of Sewing business and trademark, before income taxes		-	13,956
Provision for income taxes of Sewing business and trademark		-	1,148
Gain (loss) on sale of Sewing business and trademark, net of tax benefit		1,314	(36,611)
Income from operations of Jamaica, before income taxe s		308	1,415
Provision for income taxes of Jamaica		75	49
Loss on sale of Jamaica, net of tax benefit		(1,927)	-
Loss from discontinued operations		(380)	(22,437)
Net income (loss) available to common shares		$ 5,097	$ (31,231)
Earnings (loss) per common share - basic	17.		
Income (loss) from continuing operations		$ 0.97	$ (1.17)
Loss from discontinued operations		$ (0.07)	$ (2.99)
Income (loss) available to common shares		$ 0.90	$ (4.16)
Earnings (loss) per common share - diluted			
Income (loss) from continuing operations		$ 0.93	$ (1.17)
Loss from discontinued operations		$ (0.06)	$ (2.99)
Income (loss) available to commo n shares		$ 0.87	$ (4.16)
Basic weighted average common shares outstanding		5,638,631	7,506,167
Diluted weighted average common shares outstanding		5,886,869	7,906,240

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

RETAIL HOLDINGS N.V.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(in thousands of U.S. dollars, except share and per share amounts)

	Notes	2005	2004
ASSETS:			
Current assets -			
Cash and cash equivalents		$ 33,194	$ 40,038
Accounts receivable (net of allowances for doubtful accounts, of $29,384 and $28,242, respectively)	3.	109,127	113,441
Inventories	4.	54,294	51,898
Other current assets		20,316	13,773
Total current assets		216,931	219,150
Investment in operating affiliates	5.	6,413	6,616
Installment receivables due in excess of one year		59,834	39,523
Property, plant and equipment, net	6.	20,564	21,141
Goodwill and intangible assets, net		14,887	14,821
Other assets	7.	23,875	34,525
Total assets		$ 342,504	$ 335,776
LIABILITIES AND SHAREHOLDERS' EQUITY:			
Current liabilities -			
Notes and loans payable	10.	$ 70,675	$ 48,370
Accounts payable		14,466	27,069
Accrued liabilities	8.	17,374	19,747
Current portion of long-term debt		30,814	24,668
Total current liabilities		133,329	119,854
Long-term debt	11.	46,623	38,359
Other non-current liabilities	9.	13,812	31,365
Minority interest		64,332	62,317
Total liabilities		258,096	251,895
SHAREHOLDERS' EQUITY:	15.		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, nil shares in 2005 and 2004		-	-
Common shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 5,173,271 in 2005 and 5,984,375 in 2004		52	60
Additional paid-in capital		91,651	97,132
Retained earnings (deficit)		(1,196)	(6,293)
Accumulated other comprehensive loss		(6,099)	(7,018)
Total shareholders' equity		84,408	83,881
Total liabilities and shareholders' equity		$ 342,504	$ 335,776

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

RETAIL HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(in thousands of U.S. dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss) from continuing operations	$ 5,477	$ (8,794)
Adjustments to reconcile net income (loss) to net cash used in operating activities-		
Depreciation and amortization	2,945	2,912
Impairment of goodwill	-	1,914
Gain from disposal of property, plant and equipment	(431)	(992)
Impairment on long-lived assets	776	1,024
Gain on deconsolidation of Singer India Limited	(11,095)	-
Gain resulting from legal settlement of an outstanding obligation	(1,131)	-
Provision for doubtful accounts	23,756	11,161
Equity in losses from operating affiliates, net of dividends received	52	570
Minority interest share in income (loss)	5,774	(1,280)
Foreign exchange gain (loss)	24	(151)
Deferred income tax	(2,102)	(503)
Change in assets and liabilities-		
Increase in accounts receivable and installment receivable due in excess of one year	(55,545)	(28,428)
Increase in inventory	(6,576)	(12,341)
(Increase) decrease in other current assets	(5,797)	970
Increase (decrease) in accounts payable and accrued expenses	(6,109)	4,391
Other, net	(5,934)	(2,925)
Cash used in operating activities of continuing operations	(55,916)	(32,472)
Cash provided by operating activities of discontinued operations	4,665	2,313
Net cash used in operating activities	(51,251)	(30,159)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures, continuing operations	(4,119)	(3,685)
Proceeds from disposal of property, plant and equipment	641	1,636
Increase in investments in operating affiliates	-	(307)
Net proceeds from sale of (purchase of) subsidiary shares	373	(440)
Cash used in investing activities of continuing operations	(3,105)	(2,796)
Capital expenditures, discontinued operations	(157)	(2,290)
Proceeds from sale of Sewing business and trademark	1,783	65,146
Proceeds from sale of Singer Jamaica	2,710	-
Cash provided by investing activities of discontinued operations	4,336	62,856
Net cash provided by investing activities	1,231	60,060
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase in notes and loans payable	26,413	1,247
Additions to long-term debt	45,277	47,458
Payments of long-term debt	(23,805)	(59,755)
Purchase of treasury stock and options	(5,795)	(2,965)
Proceeds from stock options exercised	306	389
Subsidiary dividend paid to minority shareholder	(1,534)	(2,799)
Net cash provided by (used in) financing activities	40,862	(16,425)
Effect of exchange rate changes on cash	2,314	(988)
Net increase (decrease) in cash and cash equivalents	(6,844)	12,488
CASH AND CASH EQUIVALENTS, at beginning of the period	40,038	27,550
CASH AND CASH EQUIVALENTS, at end of the period	$ 33,194	$ 40,038
SUPPLEMENTAL INFORMATION:		
Interest paid	$ 8,142	$ 8,120
Income taxes paid	7,131	5,447

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

RETAIL HOLDINGS N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004

(in thousands of U.S. dollars, except share amounts)

	Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Comprehensive Income (Loss)
	Shares	Amount					
BALANCE, December 31, 2003	7,870,825	$ 79	$ 97,420	$ 24,938	$ (54)	$ 122,383	
Net loss				(31,231)		(31,231)	(31,231)
Treasury stock	(2,181,713)	(22)	(2,943)			(2,965)	
Stock options exercised	295,263	3	386			389	
Purchase of minority interest of Singer Italia			2,269			2,269	
Translation changes					(6,964)	(6,964)	(6,964)
Total comprehensive loss							$ (38,195)
BALANCE, December 31, 2004	5,984,375	$ 60	$ 97,132	$ (6,293)	$ (7,018)	$ 83,881	
Net income				5,097		5,097	$ 5,097
Treasury stock	(1,066,118)	(11)	(5,784)			(5,795)	
Stock options exercised	255,014	3	303			306	
Translation changes on sale of Singer Jamaica and Singer India					1,530	1,530	
Translation changes					(611)	(611)	(611)
BALANCE, December 31, 2005	5,173,271	$ 52	$ 91,651	$ (1,196)	$ (6,099)	$ 84,408	$ 4,486

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

(amounts in thousands of U.S. dollars, except share and per share amounts)

1. Business and Organization

Retail Holdings N.V. ("ReHo" or the "Company"), formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, ReHo became the parent company of several operating companies (the "Operating Companies") formerly owned by The Singer Company N.V. ("Old Singer"). The name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting on August 18, 2005; the name change was required as a consequence of the KSIN Transaction (see below).

The Company is a holding company whose subsidiaries are engaged in retail distribution of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to qualified customers. The operating units in Asia are all owned, in whole or in part, by Singer Asia Limited ("Singer Asia"), which is a 56.8% owned subsidiary of the Company. The Company generates all of its income and has essentially all of its assets outside of the United States.

On June 23, 2005, ReHo completed the sale of Singer Jamaica Limited ('Singer Jamaica") to AON International Inc. for a total consideration of $8,195. The consideration consisted of $2,710 in cash and $5,485 in three promissory notes receivable (the "Jamaica Notes").

On September 30, 2004, ReHo completed the sale of the Singer worldwide Sewing business and the ownership of the SINGER® trademark for a total consideration of approximately $134.6 million to KSIN Holdings, Ltd. ("KSIN"), an affiliate of funds managed by Kohlberg & Co., LLC (the "KSIN Transaction"). The total consideration consisted of approximately $65.1 million of cash, $22.5 million in unsecured subordinated promissory notes (the "KSIN Notes") and the pay-off or assumption by KSIN of approximately $47.0 million of sewing-related debt, subject to a post-closing price adjustment.

The results of operations of Singer Jamaica and of the Sewing business and SINGER® trademark together are reported separately as discontinued operations (see Note 20).

2. Summary of Significant Accounting Policies

Basis of Presentation and Preparation

The accompanying consolidated financial statements of ReHo are presented in accordance with accounting principles generally accepted in the United States.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2005 presentation including the presentation of the results of Jamaica as discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent liabilities. Actual results may differ from these estimates. Significant estimates include the recording of assets and liabilities relating to the liquidation of certain operations and other related charges, receivable and inventory provisions, product returns, lives of intangibles assets, income tax contingencies, and pension benefits obligations. The Company believes the techniques and assumptions used in establishing estimates related to these reported amounts are appropriate.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when purchased and are stated at cost, which approximates market value.

Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The Company records an allowance for doubtful accounts to reflect management's best estimate of losses inherent in its accounts receivable as of the balance sheet date. Bad debt reserves on trade and installment receivables are established based on an aging of past due accounts receivable. Where the Company is aware of a customer's inability to meet its financial obligations, it specifically reserves for the potential bad debt to reduce the receivable to the amount it reasonably believes will be collected.

Inventories

Inventories are stated at the lower of cost (generally on a first-in, first-out basis) or market, determined by net realizable value.

Investments in Subsidiaries and Affiliates

The consolidated financial statements include the accounts of all operations which are more than 50% owned and controlled. All intercompany balances and transactions are eliminated in consolidation. Investments in which ReHo exercises significant management influence, but does not own greater than a 50% voting interest, are reported on the equity basis. ReHo's share of their results of operations is included in Equity in earnings from operating affiliates in the accompanying Consolidated Statements of Operations. ReHo's share of losses incurred by these investments are recorded to the extent the respective carrying value of investments are positive. A loss in value in an equity method investment, that is other than a temporary decline, would be recognized in earnings as a loss by the Company.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Property, Plant and Equipment

Land, buildings, machinery, equipment, and improvements which significantly extend the useful life of existing plant and equipment are carried at cost. Depreciation generally is recorded on the straight-line basis over the economic useful life of the related asset, which ranges from 10-40 years for buildings and 2-20 years for machinery and equipment.

Goodwill and Intangible Assets

At December 31, 2005, goodwill and other intangible assets were $14,321 and $566, respectively, as compared to $14,321 and $500, respectively, at December 31, 2004. During 2004, as a result of the sale of the Sewing business and SINGER® trademark, the value of the SINGER® trademark of $82,344 and the reorganization value allocated to the Sewing business of $29,787 were reduced to $nil, with the resulting loss included in the calculation of the loss on sale of $36,611. In addition, the reorganization value allocated to the Jamaica business of $1,914 was reduced to $nil in 2004.

Goodwill and other intangible assets that are determined to have an indefinite life are not amortized, rather the value of the assets are tested for impairment on an annual basis and when an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. Fair value for these assets is determined using a discounted cash flow analysis, which is based on an approved business plan. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows due to unforeseen changes in business conditions or assumptions could negatively affect the valuations.

Impairment of Long-Lived Assets

The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity to be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During 2005 the Company determined there was an impairment in the carrying amount of a building in Singer Vietnam due to inadequate future cash flows to support the carrying value, and as a result an impairment charge of $776 was recorded as Other Income (Expense). During 2004 the Company determined there was an impairment in the carrying amount of Property, Plant and Equipment in Singer India Limited ("Singer India"), and as a result, an impairment charge of $1,024 was recorded. The Company has determined there was no impairment of intangible assets pursuant to the provisions of SFAS No. 144 at December 31, 2005 and 2004.

Pension Plans

The Company accounts for its defined benefit pension plans using actuarial models required by SFAS No. 87, "Employers' Accounting for Pensions". Certain foreign operations have established defined benefit pension plans which cover substantially all employees meeting minimum eligibility requirements. Pension plans are funded to the extent required by local law.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Revenues

Revenues from sales are recognized when products are delivered to customers and services performed. Finance charges on installment sales are recognized using the interest method. The interest rates charged on installment sales are based on customary financing terms in each country in which Singer offers installment credit. Included in revenues are finance charges of $52,187 and $40,615 for the years ended December 31, 2005 and 2004, respectively. Royalty and license income paid by third parties and affiliates for the right to use the SINGER® name for certain products, services and locations, in selected markets, are also included in revenues and totaled $624 and $637 for the years ended December 31, 2005 and 2004, respectively.

Outbound Freight Costs

The Company accounts for outbound freight costs in selling and administrative expenses. For the years ended December 31, 2005 and 2004, outbound freight expense was approximately $1,976 and $2,350, respectively.

Advertising Costs

The Company accounts for advertising costs in accordance with SOP 93-7, "Reporting on Advertising Costs," which requires indirect advertising costs to be expensed as incurred and direct advertising costs to be capitalized and amortized. Advertising expense for the years ended December 31, 2005 and 2004 was approximately $9,377 and $10,701, respectively.

Foreign Currency

Exchange adjustments resulting from foreign currency transactions are generally recognized in the results of operations. Foreign exchange accounted for a loss of $1,077 and a gain of $336 for the years ended December 31, 2005 and 2004, respectively, and are included in Other Income (Expense) in the accompanying Consolidated Statements of Operations. Assets and liabilities of foreign operations with a functional currency other than the U.S. dollar are translated into U.S. dollars at exchange rates at the balance sheet date. The resulting translation adjustment is recorded as part of Accumulated other comprehensive loss, a separate component of shareholders' equity. Revenues and expenses are translated at the weighted average exchange rates in effect during the year.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes". Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(amounts in thousands of U.S. dollars, except share and per share amounts)

In September 2005, the EITF issued EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company's financial statements.

Recent Adopted Accounting Pronouncements

In May 2003, FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity," was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and other wise because effective as of January 1, 2004, except for certain mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement became effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

In December 2003, FASB Statement No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cashflows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for the Company as of the year ended December 31, 2004.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation became effective on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The adoption of this standard had no effect on the Company's financial statements.

(amounts in thousands of U.S. dollars, except share and per share amounts)

In March 2005, the FASB issues FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company's financial statements.

3. Accounts Receivable

Accounts receivable are summarized as follows:

	December 31, 2005	December 31 2004
Trade receivables, net	$ 9,601	$ 10,671
Installment receivables, net	208,705	185,456
Receivables from affiliates, net	3,052	2,236
Current portion of Jamaica Notes	2,650	-
Other	4,911	5,637
	$ 228,919	$ 204,000
Less:		
Unearned carrying charges	(59,958)	(51,036)
Installment receivables due in excess of one year	59,834)	(39,523)
	$ 109,127	$ 113,441

4. Inventories

Inventories are summarized as follows:

	December 31, 2005	December 31, 2004
Finished goods	$ 46,560	$ 44,419
Work in progress	1,706	1,579
Raw materials and supplies	6,028	5,900
	$ 54,294	$ 51,898

(amounts in thousands of U.S. dollars, except share and per share amounts)

5. Operating Affiliates

Summary of investments in Operating Affiliates is presented below:

	December 31, 2005		December 31, 2004	
	% Ownership	Book Value	% Ownership	Book Value
Operating Affiliates:				
First Capital Ltd., Sri Lanka	50	$ 1,305	50	$ 2,183
International Leasing and Financial Services Ltd., Bangladesh	45	3,158	45	2,451
Commercial Leasing Company Ltd., Sri Lanka	30	1,766	30	1,815
Other	20-49	184	20-40	167
		$ 6,413		$ 6,616

Summary of combined financial information for Operating Affiliates is presented below:

	December 31, 2005	December 31, 2004
Revenues	$ 39,033	$ 28,448
Operating income	14,934	7,409
Net income	2,260	(1,167)
Dividends paid	1,595	1,035
Current assets	224,943	150,246
Non-current assets	33,648	34,880
Current liabilities	154,627	86,673
Non-current liabilities	17,475	9,051

Results of Operating Affiliates owned 50% or less are recorded using the equity method. Intercompany profits and losses are eliminated until realized by the Company or affiliate, as if a subsidiary were consolidated.

Net receivables due from Operating Affiliates are included in "Accounts receivable" and amounted to $3,052 and $2,236 as of December 31, 2005 and 2004, respectively. Payables due to Operating Affiliates are included in "Accounts payable" and amounted to $1 and $nil as of December 31, 2005 and 2004, respectively. During the years ended December 31, 2005 and 2004, the Company recorded sales to Operating Affiliates of $42 and $nil, respectively and purchases from Operating Affiliates of $731 and $286, respectively.

(amounts in thousands of U.S. dollars, except share and per share amounts)

6. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

	December 31, 2005	December 31, 2004
Land	$ 5,221	$ 5,617
Buildings and leasehold improvements	19,093	21,147
Machinery and equipment	15,319	20,318
	39,633	47,082
Less- Accumulated depreciation	(19,069)	(25,941)
	$ 20,564	$ 21,141

Depreciation expense from continuing operations was $2,945 and $2,912 for the years ended December 31, 2005 and 2004, respectively

7. Other Assets

Other assets are summarized as follows:

	December 31, 2005	December 31, 2004
Receivable associated with entities being liquidated in connection with the Reorganization Plan	-	13,755
Other, including the KSIN and long-term Jamaica Notes	23,875	20,770
	$ 23,875	$ 34,525

The KSIN Notes bear interest at 10.0% per annum, paid semi-annually in arrears on June 30 and December 31. On each interest payment date, up to 30% of the accrued and unpaid interest may be capitalized by increasing the outstanding principal amount. One third of the original principal amount of the KSIN Notes is due on September 30, 2010 and the remaining balance of the unpaid principal amount of the KSIN Notes and any accrued and unpaid interest thereon is due on September 30, 2011. The KSIN Notes are shown net of a valuation reserve (see Note 14).

See Note 20 for a description of the Jamaica Notes.

8. Accrued Liabilities

Accrued liabilities are summarized as follows:

	December 31, 2005	December 31, 2004
Salary and wages	$ 3,559	$ 5,312
Income taxes payable	3,165	4,450
Professional fees	1,756	1,488
Advertising and promotions	1,658	2,757
Interest	1,087	1,028
Taxes other than income taxes	607	930
Other	5,542	3,782
	$ 17,374	$ 19,747

(amounts in thousands of U.S. dollars, except share and per share amounts)

Comprehensive Income

Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account.

Stock Option Plan

SFAS No. 123, "Accounting for Stock-Based Compensation", allows companies to account for stock-based compensation for employees either under the provisions of SFAS No. 123 or under the provisions of Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", but requires pro forma disclosure for net income in the notes to the financial statements as if the measurement provisions of SFAS No. 123 had been adopted. The Company has elected to account for its stock-based compensation for employees using the intrinsic value method in accordance with the provisions of APB No. 25.

Recent Issued Accounting Pronouncements

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement will be effective for the Company as of January 1, 2006. The adoption of this standard will not have a material effect on the Company's financial condition or results of operations.

In December 2004, the FASB issued FASB Statement No. 151, "Inventory Costs", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this standard will not have a material effect on the Company's financial condition or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets," which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges for nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The adoption of this standard will not have a material effect on the Company's financial condition or results of operations.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections." Statement 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

(amounts in thousands of U.S. dollars, except share and per share amounts)

9. Other Non-Current Liabilities

Other non-current liabilities are summarized as follows:

	December 31, 2005	December 31, 2004
Pension obligations	$ 6,193	$ 4,940
Liabilities associated with entities being liquidated in connection with the Reorganization Plan	-	17,155
Other	7,619	9,270
	$ 13,812	$ 31,365

10. Notes and Loans Payable

Notes and loans payable due within one year consist of:

	December 31, 2005	December 31, 2004
Thailand @ 4.3% (2004 - 2.6%) weighted average interest rate	$ 33,964	$ 13,300
Sri Lanka @ 12.0% (2004 - 10.2%) weighted average interest rate	20,443	15,843
Bangladesh @ 12.7% (2004 - 10.5%) weighted average interest rate	9,670	2,088
Pakistan @ 10.3% (2004 - 6.2%) weighted average interest rate	4,754	3,415
Philippines @ 11.9% (2004 - 13.1%) weighted average interest rate	1,196	1,231
Corporate, non interest bearing	393	4,101
Indonesia @ 8.2% weighted average interest rate	255	-
India (2004 - 13.9% weighted average interest rate)	-	7,416
Jamaica (2004 - 20.0% weighted average interest rate)	-	976
	$ 70,675	$ 48,370

Notes and loans payable are denominated in local currency and generally collateralized by receivables, inventory, and property, plant and equipment.

Covenants

As of December 31, 2005, and, except for Singer India, as of December 31, 2004, the Company was in compliance with all applicable financial covenants. The notes and loans payable for India in 2004 relate to Singer India, a public company, formerly consolidated and now accounted for as an Operating Affiliate. See Note 21 for a further discussion relating to Singer India.

(amounts in thousands of U.S. dollars, except share and per share amounts)

11. Long-Term Debt

Long-term debt is summarized as follows:

	December 31, 2005	December 31, 2004
Debentures:		
Sri Lanka - due 2009	$ 7,837	$ -
- due 2008	8,368	4,347
- due 2005	-	2,871
Loans:		
Thailand - Thai Military Bank	12,315	2,570
Thailand - Asia Credit	6,908	4,284
Thailand - Bank of Ayudhaya	5,486	-
Thailand - Siam Commercial Bank	5,067	8,776
Thailand - Bangkok Bank	4,655	7,712
Thailand - Bank of Asia	4,264	8,782
Sri Lanka - National Development Bank	4,010	3,629
Sri Lanka - Mercantile Services Provident Society	3,920	3,349
Thailand - Kasikron Bank	3,658	9,641
Thailand - KGI Securities	3,658	-
Sri Lanka - Sampath Bank	1,221	-
Sri Lanka - Hatton National Bank	980	1,914
Other	5,090	5,152
	77,437	63,027
Less- current portion	(30,814)	(24,668)
	$ 46,623	$ 38,359

Sri Lanka Debentures

Effective April 2005, July 2005, and September 2005 Singer (Sri Lanka) Limited ("Singer Sri Lanka"), a subsidiary of the Company, issued three unsecured debentures denominated in Sri Lankan Rupees that are due at various times in 2009. The aggregate amount outstanding as of December 31, 2005 was $7,837. One of the debentures has a fixed rate of 12.0% per annum. The other two have variable rates which were 10.5% and 12.4% per annum at December 31, 2005. Interest is paid semi-annually in arrears, principal is due at maturity. The debentures mature on April 2009 for $2,939, July 2009 for $2,449, and September 2009 for $2,449.

Effective May 2004, October 2004, and September 2005 Singer Sri Lanka issued four unsecured debentures denominated in Sri Lankan Rupees that are due at various times in 2008. The aggregate amount outstanding as of December 31, 2005 was $8,368. The debentures have variable rates which ranged from 10.5% to 12.3% per annum at December 31, 2005. Interest is paid semi-annually in arrears, principal is due at maturity. The debentures mature on May 2008 for $2,001, September 2008 for $3,918 and October 2008 for $2,449.

(amounts in thousands of U.S. dollars, except share and per share amounts)

Loans

Thailand Bank Term Loans

Effective December 2003, May 2005 and September 2005, Singer Thailand Public Company Limited ("Singer Thailand"), entered into Term Loan agreements with Thai Military Bank, denominated in Thai Baht. The outstanding amounts as of December 31, 2005 were $1,219, $6,706, and $4,390, respectively, totaling $12,315, with maturity dates of December 2006, September 2008, and May 2009. The outstanding amount as of December 31, 2004 was $2,570. The term loans bear interest at fixed and variable rates ranging from 4.4% to 5.8%, at December 31, 2005, to be paid monthly, while principal repayments are due quarterly.

Effective June 2004 and July 2005, Singer Thailand entered into Term Loan agreements with Asia Credit, denominated in Thai Baht. The outstanding amounts as of December 31, 2005 were $2,438 and $4,470, respectively, totaling as $6,908, with maturity dates of June 2007 and July 2008. The outstanding amount as of December 31, 2004 was $4,284. The term loans bear interest at fixed rates of 3.75% and 4.25%, respectively, to be paid quarterly along with principal repayments.

Effective February 2005, Singer Thailand entered into a Term Loan agreement with Bank of Ayudhaya, denominated in Thai Baht. The outstanding amount as of December 31, 2005 was $5,486, with a maturity date of February 2008. The term loan bears interest at a variable rate which was 5.0% at December 31, 2005, to be paid monthly, while principal repayments are due quarterly.

Effective November 2003 and August 2004, Singer Thailand entered into Term Loan agreements with Siam Commercial Bank, denominated in Thai Baht. The outstanding amounts as of December 31, 2005 were $800 and $4,267, respectively, totaling $5,067, with maturity dates of November 2006 and August 2007. The outstanding amount as of December 31, 2004 was $8,776. The term loans bear interest at fixed rates of 3.0% and 4.5%, respectively, to be paid monthly, while principal repayments are due quarterly.

Effective October 2004, Singer Thailand entered into a Term Loan agreement with Bangkok Bank, denominated in Thai Baht. The outstanding amount as of December 31, 2005 was $4,655, due in October 2007. The outstanding amount as of December 31, 2004 was $7,712. The term loan bears interest at a fixed rate of 3.8%, to be paid monthly, while principal repayments are due quarterly.

Effective July 2003, September 2003 and April 2004, Singer Thailand, entered into Term Loan agreements with Bank of Asia, denominated in Thai Baht. The outstanding amounts as of December 31, 2005 were $1,218, $608 and $2,438, respectively, totaling $4,264, with maturity dates of July 2006, September 2006 and April 2007. The outstanding amount as of December 31, 2004 was $8,782. The term loans bear interest at fixed rates ranging from 2.8% to 2.9%, to be paid quarterly along with principal repayments.

Effective May 2004, Singer Thailand entered into a Term Loan agreement with Kasikorn Bank, denominated in Thai Baht. The outstanding amount as of December 31, 2005 was $3,658, with a maturity date of April 2007. The outstanding amounts as of December 31, 2004 from four separate Term Loan agreements totaled $9,641. The term loan bears interest at a fixed rate of 3.7%, to be paid monthly while principal repayments are due quarterly.

Effective June 2005, Singer Thailand entered into a Term Loan agreement with KGI Securities, denominated in Thai Baht. The outstanding amount as of December 31, 2005 was $3,658, with a

(amounts in thousands of U.S. dollars, except share and per share amounts)

maturity date of January 2009. The term loan bears interest at a fixed rate of 5.0%, to be paid semi-annually while principal repayments are due half in January 2008 and half in January 2009.

Sri Lanka Bank Term Loans

Effective May 2004, June 2004, and May 2005 Singer Sri Lanka, entered into Term Loan agreements with National Development Bank, denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2005 was $4,010, with maturity dates of May 2007, June 2007 and May 2008. The outstanding amount as of December 31, 2004 from two Term Loan agreements was $3,629. The term loans bear interest at fixed rates ranging from 10.0% to 11.3%, to be paid monthly, while principal repayments are due quarterly.

Effective April to July 2004 and February 2005, Singer Sri Lanka, entered into five Term Loan agreements with Mercantile Services Provident Society, denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2005 was $3,920, with maturity dates of April to July 2006 and February 2008. The outstanding amount as of December 31, 2004 from four Term Loan agreements was $3,349. The term loans bear interest at fixed rates ranging from 10.0% to 10.8%, to be paid annually. Principal repayment on the term loans is due at maturity.

Effective December 2004, and at various dates from February to May 2005, Singer Sri Lanka, entered into Term Loan agreements with Sampath Bank, denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2005 was $1,221, with maturity dates of December 2006 and February to May 2009. The term loans bear interest at fixed and variable rates ranging from 12.5% to 14.0% at December 31, 2005, to be paid monthly along with repayment of principal.

Effective December 2004, Singer Sri Lanka, entered into a Term Loan agreement with Hatton National Bank, denominated in Sri Lankan Rupees. The outstanding amount as of December 31, 2005 was $980, with a maturity date of December 2006. The outstanding amount as of December 31, 2004 was $1,914. The term loan bears interest at a fixed rate of 13.0%, to be paid annually along with principal repayments.

Other

Other finance agreements are outstanding with various lenders in the aggregate amount of $5,090 and $5,152 at December 31, 2005 and 2004, respectively. The weighted average interest rates on these loans are 11.7% and 9.0% at December 31, 2005 and 2004, respectively.

Annual Maturities

The annual maturities of long-term debt are as follows:

Fiscal Years Ended	Amount
2006	$ 30,814
2007	17,775
2008	16,828
2009	11,774
2010	246
	$ 77,437

(amounts in thousands of U.S. dollars, except share and per share amounts)

12. Pension Plans

Certain of ReHo's Operating Companies maintain defined benefit pension plans, which cover substantially all employees meeting minimum eligibility requirements. Benefits are based primarily on years of service. Assets of the plans at December 31, 2005 consisted 99% of debt securities which are principally corporate and government bonds and interest bearing bank deposits and 1% of equity securities. Assets of the plans at December 31, 2004 consisted 96% of debt securities which are principally corporate and government bonds and interest bearing bank deposits and 4% of equity securities. The measurement dates for the valuation of the defined benefit pension plans were December 31, 2005 and 2004, respectively.

Pension information under SFAS No. 132 is as follows:

	December 31, 2005	December 31, 2004
Change in benefit obligations:		
Projected benefit obligations at beginning of period	$ 7,647	$ 7,004
Service costs	615	728
Interest costs	383	450
Participants' contributions	-	-
Divestitures	(853)	(83)
Exchange rate changes	(230)	(20)
Benefits paid	(371)	(524)
Actuarial losses	(86)	92
Projected benefit obligation at end of period	7,105	7,647
Change in plan assets:		
Fair value of plan assets at beginning of period	3,161	2,641
Actual returns on plan assets	264	606
Employer contributions	233	498
Participants' contributions	-	60
Divestures	(1,774)	-
Benefits paid	(371)	(524)
Administrative expenses	-	(68)
Foreign currency exchange rate changes	1	(52)
Fair value of plan assets at end of period	1,514	3,161
Reconciliation of funded status:		
Plan deficit	(5,591)	(4,486)
Unrecognized actuarial gain	(602)	(454)
Net amount accrued at end of period	$ (6,193)	$ (4,940)

Included above are projected benefit obligations and accumulated benefit obligations for unfunded defined benefit plans of $5,961 and $3,860 as of December 31, 2005 and $5,666 and $3,918 as of December 31, 2004. As of December 31, 2005 and December 31, 2004, plan assets exceeded accumulated benefit obligations in the funded pension plans.

(amounts in thousands of U.S. dollars, except share and per share amounts)

	December 31, 2005	December 31, 2004
Weighted average assumptions:		
Discount rate	6.83%	7.01%
Expected long-term rate of return on plan assets	9.81%	8.39%
Rate of compensation increase	5.19%	5.67%
Components of net periodic benefit costs:		
Service costs	$ 615	$ 728
Interest costs	383	450
Expected return on plan assets	(118)	(212)
Amortization of prior service costs	(1)	1
Recognized actuarial loss	(12)	4
Net periodic benefit costs	$ 867	$ 971

The net amounts of pension benefit obligation recognized of $6,193 and $4,940 are included in Other non-current liabilities in the balance sheet as of December 31, 2005 and 2004, respectively.

For the year ending December 31, 2006, the Company's Operating Companies expect to contribute $1,006 to their pension plans.

Pension benefits expected to be paid over the next ten years are summarized as follows:

Fiscal Years Ended	Amount
2006	$ 1,105
2007	829
2008	644
2009	577
2010	774
2011 to 2015	4,089
	$ 8,018

(amounts in thousands of U.S. dollars, except share and per share amounts)

13. Income Taxes

Provision for Income Taxes

ReHo's provision for income taxes consists of the following:

	December 31, 2005	December 31, 2004
Current income tax	$ 6,359	$ 5,959
Deferred income taxes (benefits):		
Installment sales	54	(35)
Allowance for bad debts	(1,291)	(962)
Inventory reserves	(675)	(150)
Property, plant and equipment	115	44
Other	(305)	600
	(2,102)	(503)
Provision for income taxes	$ 4,257	$ 5,456

Reconciliation of Income Tax Provision

The reconciliation between the amount computed by multiplying income before provision for income taxes and minority interest by the Netherlands Antilles statutory tax rate and the reported provision for income taxes is as follows:

	December 31, 2005	December 31, 2004
Computed at Netherlands Antilles statutory income tax rate of 35%	$ 5,350	$ (1,111)
Statutory rate reduction	(4,902)	971
Lower effective tax rates on losses	754	2,145
Lower effective tax rates on earnings	655	(2,834)
Tax losses for which no tax benefit has been recorded	570	4,759
Increase in valuation allowances	-	1,083
Foreign withholding taxes on royalties and dividends	620	388
Other items	1,210	55
Provision for income taxes	$ 4,257	$ 5,456

(amounts in thousands of U.S. dollars, except share and per share amounts)

Deferred Tax Liabilities and Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset is included in other assets, the net deferred tax liability is included in income taxes payable. Significant components of ReHo's deferred tax liabilities and assets are as follows:

	December 31, 2005	December 31, 2004
Deferred tax liabilities:		
Finance charges on installment sales	$ 273	$ 243
Tax versus book basis of property, plant and equipment	632	311
Total deferred tax liabilities	905	554
Deferred tax assets:		
Pension obligations (Note 12)	2,005	1,907
Bad debt reserves	7,257	7,170
Inventory reserves	1,396	1,208
Net operating loss carry forwards	2,289	6,879
Other, net	1,071	910
Total deferred tax assets	14,018	18,074
Valuation allowance for deferred tax assets	(3,456)	(9,582)
Deferred tax assets net of allowances	10,562	8,492
Net deferred tax asset	$ 9,657	$ 7,938

Net deferred tax asset by taxable jurisdiction is composed of the following:

	December 31, 2005	December 31, 2004
Deferred tax liabilities:		
Other	$ -	$ (40)
	-	(40)
Deferred tax assets:		
Thailand	9,214	7,642
Other	443	336
	9,657	7,978
Net deferred tax asset	$ 9,657	$ 7,938

At December 31, 2005 and 2004, the Company had loss carry forwards available in various countries of approximately $8,000 and $20,000 respectively, for income tax purposes. Income tax loss carry forwards expire in various amounts through the year 2012.

ReHo has not provided for withholding taxes or Netherlands Antilles deferred taxes on accumulated undistributed earnings of subsidiaries, amounting to approximately $71,000 at December 31, 2005 as

(amounts in thousands of U.S. dollars, except share and per share amounts)

such earnings are considered indefinitely reinvested. If such earnings were to be repatriated, the foreign withholdings taxes, at current rates, would amount to approximately $13,000. The amount of unrecognized deferred Netherlands Antilles taxes on those unremitted earnings is not material.

14. Commitments and Contingencies

The terms of the KSIN transaction provided an indemnification to the purchaser in the KSIN transaction in connection with various tax and other representation and warranties relating to the Sewing business and trademark. Any successful claims by the purchaser in connection with these representations and warranties, in excess of a threshold amount, will be subtracted from the principal amount of the KSIN Notes. The Company has provided a valuation reserve for the KSIN Notes reflecting management's current best estimate of the potential amount of any successful claims. The Company believes that the amount payable in connection with successful claims, if any, will not exceed the amount of the valuation reserve, and to the extent that it may do so, it will not have a material adverse impact on the Company's financial position or liquidity.

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position or liquidity.

The Company has approximately 1,200 employees covered by labor contracts at various production facilities. All of these contracts are renewable annually.

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in management's opinion, any such liability will not have a material adverse effect on the financial position or liquidity of the Company.

The Company conducts a large part of its operations in leased premises and leases certain equipment under lease agreements classified as operating leases. Leases which expire are generally renewed or replaced by similar leases. The future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, are as follows:

Fiscal Years Ended	Amount
2006	$ 1,540
2007	1,510
2008	1,365
2009	260
Total future minimum lease payments	$ 4,675

(amounts in thousands of U.S. dollars, except share and per share amounts)

Contingent rentals under operating leases, such as those based on sales are insignificant. Net rental expense for all operating leases was $1,302 and $439 for the years ended December 31, 2005 and 2004, respectively.

15. Shareholders' Equity and Other Stock-Related Information

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) common shares (the "Shares") with a par value of $0.01 per Share and (b) one million (1,000,000) preferred shares (the "Preferred Shares") with a par value of $0.01 per Preferred Share.

Preferred Shares can be issued in one or more series, of which one series has been issued. This series, designated the Series A Convertible Preferred Stock, consists of 40 Preferred Shares, with a liquidation preference of $500,000 per Preferred Share. During 2003, a subsidiary of the Company acquired all of these Preferred Shares, which have now been classified as Preferred Treasury Shares.

As of December 31 2005 and 2004, there are 3,498,834 and 2,432,716 Shares, respectively, that are classified as Treasury Shares, reducing the number of issued and outstanding Shares by the same amount.

During 2005, the Company received 190,660 Shares most of which were unclaimed by certain creditors and were forfeited pursuant to a United States Bankruptcy Court Order. These Shares have been classified as Treasury Shares, reducing the number of issued and outstanding Shares by the same amount.

A new common stock repurchase plan was announced on April 22, 2005. Under the plan, the Company has purchased 782,930 Shares and options for Shares as of December 31, 2005, including 662,089 Shares purchased from a liquidating subsidiary of Old Singer, for a total cost of $4,985. The Shares purchased have been classified as Treasury Shares, reducing the number of issued and outstanding Shares by 720,680.

During 2004, the Company undertook a common stock repurchase plan. Under that plan, the Company purchased 375,185 Shares and options for Shares during 2004 for a total cost of $1,714; the Company also purchased 186,278 Shares and options for Shares under this plan during 2005 (not included in the numbers in the above paragraph), under agreements negotiated during 2004, for a total cost of $810. The Shares purchased have been classified as Treasury Shares, reducing the number of issued and outstanding Shares by 505,963. This common stock repurchase plan was terminated on January 24, 2005.

During 2004, the Company purchased allowed general unsecured claims against Old Singer which entitled the holders to 11,400 Shares of the Company; additionally, a subsidiary of Old Singer, in liquidation, made a final distribution, including a distribution to the Company of 159,796 Shares. These Shares have been classified as Treasury Shares, reducing the number of issued and outstanding Shares by the same amount.

In October 2004, as a consequence of the repayment of an outstanding loan obligation, a security interest in 1,346,701 Shares of the Company held by a subsidiary was released; these Shares have been classified as Treasury Shares, reducing the number of issued and outstanding Shares by the same amount.

(amounts in thousands of U.S. dollars, except share and per share amounts)

In June 2004, the Company entered into a settlement agreement with the Singer Creditor Trust that resulted in 312,631 Shares of the Company formerly held by subsidiaries, to be classified as Treasury Shares. Pursuant to the terms of the KSIN transaction, those Shares that were held by subsidiaries of the Company to be acquired by KSIN were acquired by the Company.

In March 2004, the Company purchased for one dollar the remaining 49% of the common shares and 100% of the preferred shares of Singer Italia SpA ("Singer Italy") that were previously owned by the minority shareholders. The Company reflected the resulting gain of $2,269 as an increase to Additional paid-in-capital.

16. Stock Option Plan

The Company's 2000 Management Stock Plan, as amended, provides for the issuance of a maximum of 1,000,000 option for Shares to key employees of the Company and its subsidiaries. All options are granted at no less than fair market value at the date of grant. Options granted may vest immediately or over a two-year period and expire at up to ten years from the date of grant.

New option grants of 109,000 and 200,000 shares were made on January 23, 2004 and February 20, 2004, respectively, at an exercise price of $3.00 and $4.00 per share, respectively. The $3.00 options had a one year vesting period from date of grant while the $4.00 options vested immediately upon grant.

A summary of changes in the stock option plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Outstanding, December 31, 2003	686,027	$ 1.12
Granted	309,000	3.65
Exercised	(295,263)	1.12
Purchased	(24,000)	2.45
Outstanding, December 31, 2004	675,764	$ 2.23
Exercised	(255,014)	1.20
Purchased	(93,750)	1.40
Forfeited	(2,000)	1.12
Outstanding, December 31, 2005	325,000	$ 3.28

(amounts in thousands of U.S. dollars, except share and per share amounts)

A summary of stock options outstanding and exercisable at December 31, 2005 is as follows:

Options Outstanding and Exercisable		
Shares Under Options	Remaining Life (in years)	Weighted Average Exercise Price
325,000	7.87	$ 3.28

The Company has elected to account for employee stock-based compensation under APB No. 25 "Accounting for Stock Issues to Employees". Had the Company recorded the $766 in compensation expense in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" the impact would have been as follows for the year ended December 31, 2004:

	December 31, 2004
Loss from continuing operations	$ (9,560)
Net loss	$ (31,997)
Net loss available to Shares	$ (31,997)
Loss per Share – basic and diluted	
Net loss from continuing operations	$ (1.27)
Net loss available to Shares	$ (4.26)

There was no impact for the year ended December 31, 2005 as no options were granted or became exercisable.

(amounts in thousands of U.S. dollars, except share and per share amounts)

17. Earnings Per Share of Common Stock

	December 31, 2005	December 31, 2004
Weighted-average number of Shares on which earnings per Share calculations are based:		
Basic	5,638,631	7,506,167
Add - incremental Shares associated with stock options	248,238	400,073
Diluted	5,886,869	7,906,240
Income (loss) from continuing operations available to Shares	$ 5,477	$ (8,794)
Discontinued operations:		
Income from operations of Sewing business and trademark, net of income taxes	-	12,808
Gain (loss) on sale of Sewing business and trademark, net of tax benefit	1,314	(36,611)
Income from operations of Jamaic a, net of income taxes	233	1,366
Loss on sale of Jamaica, net of tax benefit	(1,927)	-
Loss from discontinued operations, net of tax	(380)	(22,437)
Income (loss) on which basic earnings per Share is calculated	$ 5,097	$ (31,231)
Income (loss) from continuing operations	$ 5,477	$ (8,794)
Loss from discontinued operations, net of tax	(380)	(22,437)
Income (loss) on which diluted earnings per Share is calculated	$ 5,097	$ (31,231)
Earnings (loss) per Share – basic		
Income (loss) from continuing operations	$ 0.97	$ (1.17)
Discontinued operations:		
Income from operations of Sewing business and trademark, net of income taxes	-	1.71
Gain (loss) on sale of Sewing business and trademark, net of tax benefit	0.23	(4.88)
Income from operations of Jamaica, net of income taxes	0.04	0.18
Loss on sale of Jamaica, net of tax benefit	(0.34)	-
Loss from discontinued operations, net of tax	(0.07)	(2.99)
Income (loss) available to Shares	$ 0.90	$ (4.16)
Earnings (loss) per Share – diluted		
Income (loss) from continuing operations	$ 0.93	$ (1.17)
Discontinued operations:		
Income from operations of Sewing business and trademark	-	1.71
Gain (loss) on sale of Sewing business and trademark, net of tax benefit	0.23	(4.88)
Income from operations of Jamaica, net of income taxes	0.04	0.18
Loss on sale of Jamaica, net of tax benefit	(0.33)	-
Loss from discontinued operations, net of tax	(0.06)	(2.99)
Income (loss) available to Shares	$ 0.87	$ (4.16)

(amounts in thousands of U.S. dollars, except share and per share amounts)

18. Financial Instruments

The Company used various assumptions and methods in estimating fair value disclosures for financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, notes payable, account payable and accrued liabilities approximated their fair value due to the short maturity of these instruments.

The carrying amounts of noncurrent receivables included in other assets approximates their fair value as they are based on discounted anticipated future cash flows.

The carrying amounts of long-term debt approximates their fair value as they are either based on variable interest rates or discounted anticipated future cash flows.

Financial instruments that are subject to credit risk consist principally of cash and cash equivalents, accounts receivable and the KSIN and Jamaica Notes receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, these are composed of installment receivables, trade receivables and other receivables. Installment receivables are a result of extension of consumer credit which is an integral part of the Company's Retail operations. These receivables have minimal concentration of credit risk as they are from a broad range of customers in Asia and are collateralized by the underlying asset being financed. Trade and other receivables also have minimal concentration of credit risk and collateral is generally not required. The KSIN and Jamaica Notes receivables are concentrated with the respective purchasers of the underlying businesses that were sold; the Jamaica Notes are collateralized by the assets of the business and of the acquirer subject to certain preferential rights of one secured creditor of the business.

19. Other Income (Expense), Other net

Other Income (Expense), Other net is summarized as follows:

	December 31, 2005	December 31, 2004
Gain on sale of Singer India shares as a result of reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer India	$ 11,095	$ -
Gain resulting from settlement of the Company's liabilities to and distribution of the residual assets of Singer Exports, a subsidiary of Old Singer, on its liquidation	9,696	-
Interest income, including interest from KSIN and Jamaica Notes	2,766	787
Net gain from disposal of property, plant and equipment	431	992
Gain on settlement of debt obligation of subsidiary	-	6,350
Foreign exchange gain (loss)	(1,077)	336
Other	(778)	381
	$ 22,133	$ 8,846

(amounts in thousands of U.S. dollars, except share and per share amounts)

20. Discontinued Operations

On June 23, 2005, ReHo completed the sale of Singer Jamaica to AON International Inc. for a total consideration of $8,195. The consideration consisted of $2,710 in cash and $5,485 in the three Jamaica Notes as follows:

- $2,000 secured First Jamaica Note, issued by Singer Jamaica, bearing interest at 7.5% per annum payable quarterly and due in full on September 23, 2006.
- $2,985 secured Second Jamaica Note, issued by Singer Jamaica, bearing interest at 2.1% per annum payable quarterly. Quarterly principal receipts of $135 are due commencing March 23, 2006, increasing to $245 per quarter on December 23, 2006, continuing until March 23, 2009, at which time they reduce to $95 per quarter until the note is fully paid on December 23, 2009.
- $500 secured Purchaser Note (the third Jamaica Note), issued by AON International Inc., bearing interest at 10.0% per annum payable quarterly. Quarterly principal receipts of $125 are due commencing on March 23, 2009.

Accordingly, the results of operations of Singer Jamaica together with the loss on sale of $1,927, net of tax benefit, are reported separately as discontinued operations. Singer Jamaica's revenues for the 2005 period until it was sold, reported as part of discontinued operations, were $7,313, and for the full year 2004 were $20,109.

On September 30, 2004 Singer completed the KSIN Transaction. Accordingly, the results of operations for the Sewing business and SINGER® trademark are reported separately as discontinued operations and are summarized as follows:

	Years ended December 31, 2005	and 2004
Revenues	$ -	$ 154,346
Operating income	$ -	$ 18,294
Income from operations of Sewing business and trademark, net of tax benefit	$ -	$ 12,808
Gain (loss) on sale of Sewing business and trademark, net of tax benefit	$ 1,314	$ (36,611)

During the second quarter of 2005, the Company reached an agreement with KSIN on the post closing purchase price adjustment relating to the difference between the actual and the estimated closing working capital and debt related to the sale of the Sewing business and trademark in September 2004. The agreement resulted in a gain of $2,308, which was recorded in discontinued operations. This gain was offset, in part, by additional termination benefits of $994 during the year ended December 31, 2005 as part of the Company's ongoing efforts to reduce certain corporate administrative positions as a result of the sale of the Sewing business and trademark.

(amounts in thousands of U.S. dollars, except share and per share amounts)

21. Singer India Limited

During the second half of 2005, the Company reduced its ownership interest in Singer India from 62.6% to 49.6% through open market sales of Singer India's shares. As a result, effective December 8, 2005, Singer India is no longer a consolidated subsidiary of the Company but is accounted for as an Operating Affiliate. Results of Operating Affiliates are recorded using the equity method and intra-company transactions are recorded as third party transactions in the accompanying financial statements.

The sale of Singer India shares resulted in a gain of $11,095 from reversal of losses previously recorded that exceeded the Company's investment and exposure in Singer India. This gain is included in Other Income (Expense) in the accompanying Consolidated Statement of Operations.

On May 31, 2005, Singer India was registered as a "Sick Company" by the Board for Industrial & Financial Reconstruction ("BIFR") pursuant to the Sick Industrial Companies (Special Provisions) Act, 1985 ("SICA") of India. The registration provides certain legal protection against creditors. There can be no assurance that BIFR registration or any other steps being taken by Singer India will permit a successful reorganization of that company. The survival and restructuring of Singer India will require the support and assistance of Singer India's banks and other stakeholders, which support has so far not been forthcoming. The Company has not guaranteed any debt or any other obligations of Singer India and has no legal obligation to provide any financial support.

22. Quarterly Results of Operations (unaudited)

During the fourth quarter of 2004, the Company made an adjustment to the loss on sale of the Sewing business and trademark that impacted the results of the second quarter of 2004, the six months and nine months for the year ended December 31, 2004 as follows:

During the second quarter ended June 30, 2004, the Company recorded an Impairment on assets held for sale of the Sewing business and trademark, net of tax benefit of $34,500. During the fourth quarter, the Company determined there was additional goodwill of $1,423 that should have been allocated to the Sewing business that was not previously included which resulted in an increase to the impairment charge to $35,923.

(amounts in thousands of U.S. dollars, except share and per share amounts)

The following table presents selected quarterly financial data for the second and third quarters in the year ended December 31, 2004:

	For the Nine Months Ended September 30, 2004		
	As Previously Reported	Adjustment for Increased Goodwill Allocated to the Sewing Segment	As Restated
Loss on sale of Sewing business and trademark, net of tax benefit	$ (34,995)	$ (1,423)	$ (36,418)
Loss on discontinued operations	(21,273)	(1,423)	(22,696)
Net loss	(29,040)	(1,423)	(30,463)
Basic and diluted loss per Share from discontinued operations	$ (2.71)	$ (0.18)	$ (2.89)
Basic and diluted loss per Share available to common shareholders	$ (3.70)	$ (0.18)	$ (3.88)
	For the Six Months Ended June 30, 2004		
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	$ (34,500)	$ (1,423)	$ (35,923)
Loss on discontinued operations	(24,045)	(1,423)	(25,468)
Net loss	(27,262)	(1,423)	(28,685)
Basic and diluted loss per Share from discontinued operations	$ (3.05)	$ (0.18)	$ (3.23)
Basic and diluted loss per Share available to common shareholders	$ (3.46)	$ (0.18)	$ (3.64)
	For the Three Months Ended June 30, 2004		
Impairment on assets held for sale of Sewing business and trademark, net of tax benefit	$ (34,500)	$ (1,423)	$ (35,923)
Loss on discontinued operations	(28,399)	(1,423)	(29,822)
Net loss	(30,623)	(1,423)	(32,046)
Basic and diluted loss per Share from discontinued operations	$ (3.58)	$ (0.18)	$ (3.76)
Basic and diluted loss per Share available to common shareholders	$ (3.86)	$ (0.18)	$ (4.04)

(amounts in thousands of U.S. dollars, except share and per share amounts)

	September 30, 2004		
	As Previously Reported	Adjustment for Increased Goodwill allocated to the Sewing Segment	As Restated
Intangible assets, net	$ 18,162	$ (1,423)	$ 16,739
Total assets	334,104	(1,423)	332,681
Deficit	(4,102)	(1,423)	(5,525)
Total shareholders' equity	86,712	(1,423)	85,289
Total liabilities and shareholders' equity	$ 334,104	$ (1,423)	$ 332,681
	June 30, 2004		
Intangible assets, net	$ 17,400	$ (1,423)	$ 15,977
Total assets	482,804	(1,423)	481,381
Deficit	(2,324)	(1,423)	(3,747)
Total shareholders' equity	96,486	(1,423)	95,063
Total liabilities and shareholders' equity	$ 482,804	$ (1,423)	$ 481,381

Exemption No. 82-5225



Report of Foreign Private Issuer

Retail Holdings N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated April 7, 2006

Retail Holdings N.V.
De Ruyterkade 62, Willemstad, Curacao
Netherlands Antilles

Exhibit Index to Report

Exhibit No.

1	2005 Annual Report dated April 2006, including the Consolidated Financial Statements for the years ended December 31, 2005 and 2004, together with the Auditor's Report thereon.
2	Letter to Shareholders from Stephen H. Goodman, Chairman, President and Chief Executive Officer.
3	Press Release dated April 7, 2006

Retail Holdings N.V.
De Ruyterkade 62, Willemstad, Curacao
Netherlands Antilles

Retail Holdings N.V.

April 7, 2006

TO RETAIL HOLDINGS N.V. SHAREHOLDERS

Dear Fellow Shareholders:

Enclosed for your information, is a copy of the Company's Press Release, issued today, summarizing Retail Holdings N.V.'s financial results for the year ended December 31, 2005.

The Retail Holdings N.V. Annual Report, including the Consolidated Financial Statements for the years ended December 31, 2005 and 2004, together with the Auditor's Report thereon, is now available to shareholders. As an expense saving measure, we have elected not to reproduce and mail the Annual Report to every shareholder. Any shareholder can receive at no cost a copy of the Annual Report by request to Karen Kelsch by mail at NV Adminservice Corporation, 333 Westchester Avenue, White Plains, NY 10604; by email at kkelsch@retailholdings.com; or by telephone at (914) 220-5135. The Annual Report, as well as additional financial and other information about the Company, may also be found at the Investor Section of the Retail Holdings website, www.retailholdings.com.

I thank you for your continued support.

Sincerely,



Stephen H. Goodman
Chairman, President and Chief Executive Officer

Enclosure

FOR IMMEDIATE RELEASE
April 7, 2006

INFORMATION CONTACT
John Cannon at (914) 220-5134

RETAIL HOLDINGS N.V. ANNOUNCES IMPROVED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2005

April 7, 2006, Curacao, Netherlands Antilles

Retail Holdings N.V. (Symbol: RHDGF)

Retail Holdings N.V. ("ReHo" or "the Company") announced today its results for the year ended December 31, 2005.

2005 Year Results

For the year ended December 31, 2005, the Company reported consolidated revenues of $295.1 million compared to $260.7 million for the same period in 2004, an increase of $34.4 million or 13.2%. The increase in revenues is primarily due to strong retail sales at almost all of the major Retail operating units in Asia, particularly in Sri Lanka, Thailand, Pakistan and Bangladesh. India's sales, however, were substantially below prior year. Excluding India, the Company would have shown a 20.7% revenue increase for the year.

The Company's revenues for the year ended December 31, 2005 included $52.2 million of finance earnings on consumer credit sales compared to $40.6 million for the same period in 2004. The increase in finance earnings is due primarily to increased credit sales in Sri Lanka, Thailand and Pakistan as a result of strong retail sales and promotion of credit, including longer average credit terms.

Gross profit for the year ended December 31, 2005 was $115.1 million, representing a gross profit as a percentage of revenues of 39.0%, as compared to $100.1 million and a gross profit percentage of 38.4% for the year ended December 31, 2004.

Selling and administrative expenses for the year ended December 31, 2005 were $109.5 million, representing 37.1% of revenues, as compared to $103.2 million and 39.6% of revenues for the year ended December 31, 2004. The decrease in selling and administrative expenses as a percentage of revenues is primarily due to a reduction in corporate overhead expense.

Operating income for the year ended December 31, 2005 was $5.6 million as compared to a loss of $3.0 million for the same period in 2004, while EBITDA (earnings before interest, taxes, depreciation and amortization) from continuing operations were $22.5 million and $9.6 million, respectively. The $8.6 million increase in operating income and $12.9 million increase in EBITDA are due to improved performance at the operating units, particularly in Sri Lanka and the Philippines, coupled with a reduction in corporate overhead expense and decreased losses in India.

Interest expense was $9.8 million and $7.9 million for the years ended December 31, 2005 and 2004, respectively. The increase in interest expense reflects the increased financing required to support the increased installment receivables as a result of higher sales and promotion of credit in Thailand, Sri Lanka and Pakistan.

Equity earnings from Operating Affiliates were $0.6 million and $0.1 million for the years ended December 31, 2005 and 2004, respectively. The $0.5 million improvement is primarily due to lower losses at First Capital Ltd., an operating affiliate in Sri Lanka.

Royalty expense was $3.0 million and $2.6 million for the years ended December 31, 2005 and 2004, respectively. The increase in royalty expense is due to increased revenues at Singer Asia. The royalty expense is for the use of the SINGER® trademark by the Retail Operating Companies in Asia.

Miscellaneous other income was $22.1 million for the year ended December 31, 2005 as compared to other income of $8.8 million for the same period in 2004. During the second half of 2005, the Company reduced its ownership interest in Singer India from 62.6% to 49.6% through open market sales of Singer India's shares. The consequent deconsolidation of Singer India resulted in a gain of $11.1 million, reflecting the reversal of losses previously recorded for Singer India that exceeded the Company's investment and exposure in Singer India.

Other income in 2005 also includes: $9.7 million from settlement of the Company's liabilities to and distribution of the residual assets of Singer Exports, a subsidiary of Old Singer, on its liquidation; $2.8 million of interest income from cash investments and the KSIN and Jamaica Notes receivable; a $1.1 million gain resulting from a favorable legal settlement of an outstanding obligation; and a $0.4 million gain on sale of property. These gains were partially offset by $1.4 million in legal settlements, principally relating to a discontinued operation in Mexico, and foreign exchange losses of $1.1 million.

Other income in 2004 included: a $6.5 million gain recorded when the Company paid $11.0 million as full and final settlement of a $17.5 million debt obligation of a subsidiary; $1.0 million in net gains on sales of property, primarily in Thailand and Indonesia; $0.8 million of interest income from cash investments and the KSIN Notes receivable; and $0.3 million in foreign exchange gains.

Provision for income taxes amounted to $4.3 million and $5.5 million for the years ended December 31, 2005, and 2004, respectively. The lower tax provision in 2005, despite the shift in pre-tax income from loss in 2004 to income in 2005, is primarily due to the other income of $11.1 million from the reversal of losses previously recorded in Singer India, for which there was no tax expense, as compared to the significant losses incurred in India in 2004, for which there was no corresponding tax benefit. Also, in 2005 there was no requirement to adjust the valuation reserve for deferred taxes, while in 2004, there was a $1.1 million write down of the deferred tax assets in India and the Philippines.

Minority interest share in income was $5.8 million for 2005 compared to minority interest share in losses of $1.2 million for 2004. The increase in minority interest share in income is primarily due to the increased net income at Singer Asia as compared to a loss at Singer Asia the prior year.

The Company's income from continuing operations for the year ended December 31, 2005 was $5.5 million as compared to a loss of $8.8 million in 2004. The improvement of $14.3 million is primarily due to the increase in operating income coupled with the increase in miscellaneous other income and decrease in the income tax provision, which was partially offset by the increase in minority interest share in income.

Loss from discontinued operations for the years ended December 31, 2005 and 2004 was $0.4 million and $22.4 million, respectively. The loss in 2005 was due to the loss on the sale of Jamaica, net of earnings from operations, of $1.7 million, and additional termination benefits of $1.0 million, which were offset, in part, by the post closing purchase price adjustment relating to the KSIN Transaction, which resulted in a gain of $2.3 million. The loss from discontinued operations in 2004 was primarily due to the loss on sale of the Sewing business and trademark of $36.6 million, largely reflecting an impairment charge, primarily goodwill associated with the SINGER® trademark, which was partially offset by earnings from operations of the Sewing business and trademark prior to sale of $12.8 million.

The net income available to Shares was $5.1 million for the year ended December 31, 2005 as compared to a net loss of $31.2 million in 2004. This is equivalent to basic and diluted income per Share of $0.90 and $0.87 in 2005, respectively, as compared to basic and diluted loss per Share of $4.16 in 2004.

Chairman's Comments

Commenting on recent developments, Stephen H. Goodman, ReHo's Chairman, President and Chief Executive Officer remarked, "I am pleased by the Company's continued progress in 2005. Revenue increased 13.2% as compared to prior year, EBITDA from continuing operations increased to $22.5 million from $9.6 million, while net income from continuing operations was $15.5 million in 2005 compared to a loss of $4.6 million in 2004. The Company, during 2005, completed the refocus of its business on the considerable opportunities in Asia with the sale of Singer Jamaica, the last remaining non-Asian operation, and the reduction of North American corporate overhead and increase in management capabilities in Asia. ReHo also made considerable progress in 2005 addressing the business and financial issues in India which hurt the Company's performance in 2004 and prior years.

"As a consequence, ReHo's shareholders' equity increased to $84.4 million at December 31, 2005 from $83.9 million at December 31, 2004. This, coupled with the continued reduction in the number of Shares and options outstanding, has resulted in a significant increase in book value per Share.

"I believe ReHo is now well positioned to take advantage of its strong base in South East Asia and the Indian subcontinent to further build its operations, both organically and through acquisition. While we still face important challenges, including an erosion in credit performance in Thailand, that impacted the second half of 2005 and is likely to impact at least the first half of this year, I am optimistic that the Company can successfully meet these challenges and continue to grow and improve performance."

About Retail Holdings

Retail Holdings N.V., formerly known as Singer N.V., was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan under Chapter 11 of the United States Bankruptcy Code, effective September 14, 2000, ReHo became the parent company of several operating units formerly owned by The Singer Company N.V. The name of the Company was changed from Singer N.V. to Retail Holdings N.V. following the Company's Annual General Meeting on August 18, 2005; the name change was required as a consequence of the KSIN Transaction (see below).

The Retail business in Asia is the only operating business remaining following the sale during 2004 of the Singer worldwide Sewing business and of the ownership of the SINGER® trademark (the "KSIN Transaction") and the sale during 2005 of Singer Jamaica. The business consists primarily of the distribution, through Company-owned retail stores and direct selling, of a wide variety of consumer durable products in selected emerging markets in Asia. Retail sales activities in these markets are strengthened by the offer of consumer credit services provided by the Company to its customers. In some markets where it operates, ReHo is recognized as a leading retailer of products for the home.

The Company does not anticipate that its Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system. Price quotations for the Company's Shares are available on the "Pink Sheets" quotation service under the symbol "RHDGF". Brokers should be able to continue trading ReHo's Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the U.S. Securities and Exchange Commission the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. If the Shares cease to be traded, shareholders seeking to sell or buy Shares will only be able to do so with considerable difficulty and at prices that may not reflect the Shares' theoretical inherent value. Even to the extent that quotations on the "Pink Sheets" service continue, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which will make trading difficult and could cause prices for the Company's Shares to deviate substantially from their theoretical inherent value.

Additional financial and other information about the Company, including: a copy of ReHo's audited consolidated financial statements for the twelve months ended December 31, 2005, 2004, 2003, 2002, and 2001 and for the three months ended December 31, 2000, together with the Auditor's Reports thereon; the 2005 Annual Report dated April 2006, and the prior Disclosure Statements and Reports dated April 2005, April 2004, April 2003, May 2002 and September 2001; and copies of all quarterly reports and press releases since the conclusion of the Chapter 11 proceedings in September 2000, may be found at the investor section of the Company's website at **www.retailholdings.com.**

As described in greater detail in the Company's Annual Report, ReHo's intention is to only issue a Summary Annual Report, including audited consolidated financial data and notes, with limited commentary, and a Summary Semi-Annual Report, including unaudited, six-month, Consolidated Statement of Operation and Consolidated Balance Sheet, with limited commentary. The decision to discontinue providing quarterly reports and more comprehensive Annual and Semi-Annual Reports could make it more difficult for investors to assess the Company and its results and prospects and, thereby, could result in less liquidity for the Company's Shares and prices that may not reflect the Shares' theoretical inherent value.

Statements made herein with respect to the Company's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipate, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information available to management at the time. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward-looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, that you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions, particularly in Asia, including levels of consumer spending; exchange rates, particularly between the U.S. dollar and the currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the payment at maturity of the unsecured subordinated promissory notes issued to the Company by KSIN Holdings, Ltd. and the secured promissory notes issued to the Company by AON International and Singer Jamaica; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

For further information, please contact John Cannon at (914) 220-5134.

RETAIL HOLDINGS N.V.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share amounts)

	2005	2004
REVENUES	$ 295,143	$ 260,655
COST OF REVENUES	180,096	160,538
Gross profit	115,047	100,117
SELLING AND ADMINISTRATIVE EXPENSES	109,473	103,150
Operating income (loss)	5,574	(3,033)
OTHER INCOME (EXPENSE):		
Interest expense	(9,836)	(7,898)
Equity in earnings from operating affiliates	588	75
Royalty expense	(2,951)	(2,608)
Other, net	22,133	8,846
Total other income (expense)	9,934	(1,585)
Income (loss) from continuing operations before provision for income taxes and minority interest	15,508	(4,618)
PROVISION FOR INCOME TAXES	4,257	5,456
MINORITY INTEREST SHARE IN INCOME (LOSS)	5,774	(1,280)
Income (loss) from continuing operations	5,477	(8,794)
DISCONTINUED OPERATIONS		
Income from operations of Sewing business and trademark, before income taxes	-	13,956
Provision for income taxes of Sewing business and trademark	-	1,148
Gain (loss) on sale of Sewing business and trademark, net of tax benefit	1,314	(36,611)
Income from operations of Jamaica, before income taxes	308	1,415
Provision for income taxes of Jamaica	75	49
Loss on sale of Jamaica, net of tax benefit	(1,927)	-
Loss from discontinued operations	(380)	(22,437)
Net income (loss) available to common shares	$ 5,097	$ (31,231)
Earnings (loss) per common share - basic		
Income (loss) from continuing operations	$ 0.97	$ (1.17)
Loss from discontinued operations	$ (0.07)	$ (2.99)
Income (loss) available to common shares	$ 0.90	$ (4.16)
Earnings (loss) per common share - diluted		
Income (loss) from continuing operations	$ 0.93	$ (1.17)
Loss from discontinued operations	$ (0.06)	$ (2.99)
Income (loss) available to common shares	$ 0.87	$ (4.16)
Basic weighted average common shares outstanding	5,638,631	7,506,167
Diluted weighted average common shares outstanding	5,886,869	7,906,240

RETAIL HOLDINGS N.V.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(in thousands of U.S. dollars, except share and per share amounts)

	2005	2004
ASSETS:		
Current assets-		
Cash and cash equivalents	$ 33,194	$ 40,038
Accounts receivable (net of allowances for doubtful accounts, of $29,384 and $28,242, respectively)	109,127	113,441
Inventories	54,294	51,898
Other current assets	20,316	13,773
Total current assets	216,931	219,150
Investment in operating affiliates	6,413	6,616
Installment receivables due in excess of one year	59,834	39,523
Property, plant and equipment, net	20,564	21,141
Goodwill and intangible assets, net	14,887	14,821
Other assets	23,875	34,525
Total assets	$ 342,504	$ 335,776
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities-		
Notes and loans payable	$ 70,675	$ 48,370
Accounts payable	14,466	27,069
Accrued liabilities	17,374	19,747
Current portion of long-term debt	30,814	24,668
Total current liabilities	133,329	119,854
Long-term debt	46,623	38,359
Other non-current liabilities	13,812	31,365
Minority interest	64,332	62,317
Total liabilities	258,096	251,895
SHAREHOLDERS' EQUITY:		
Preferred shares, redeemable, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, nil shares in 2005 and 2004	-	-
Common shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 5,173,271 in 2005 and 5,984,375 in 2004	52	60
Additional paid-in capital	91,651	97,132
Retained earnings (deficit)	(1,196)	(6,293)
Accumulated other comprehensive loss	(6,099)	(7,018)
Total shareholders' equity	84,408	83,881
Total liabilities and shareholders' equity	$ 342,504	$ 335,776